     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 20, 2002

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                         MAGNUM HUNTER RESOURCES, INC.
             (Exact name of registrant as specified in its charter)

                NEVADA                                  1311                                87-0462881
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)                Identification No.)

                             ---------------------

         600 EAST LAS COLINAS BLVD., SUITE 1100                             MORGAN F. JOHNSTON
                  IRVING, TEXAS 75039                         VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                     (972) 401-0752                               600 EAST LAS COLINAS BLVD., SUITE 1100
  (Address, including zip code, and telephone number,                      IRVING, TEXAS 75039
      including area code, of registrant's principal                    TELEPHONE: (972) 401-0752
                    executive offices)                                  FACSIMILE: (972) 443-6470
                                                            (Name, address, including zip code, and telephone
                                                                                 number,
                                                                including area code, of agent for service)

                             ---------------------

                                   Copies to:

                   DAVID E. MORRISON                                         ROBERT A. CURRY
                     BRETT H. TODD                                        CONNER & WINTERS, P.C.
              FULBRIGHT & JAWORSKI L.L.P.                                 3700 FIRST PLACE TOWER
              2200 ROSS AVENUE, SUITE 2800                                 15 EAST FIFTH STREET
                  DALLAS, TEXAS 75201                                   TULSA, OKLAHOMA 74103-4344
               TELEPHONE: (214) 855-8000                                TELEPHONE: (918) 586-5711
               FACSIMILE: (214) 855-8200                                FACSIMILE: (918) 586-8548

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of this registration statement
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED            SHARE(1)              PRICE           REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common stock, $0.002 par value per
  share(2).............................  16,332,699 shares          $7.70             $125,761,782           $11,570
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is equal to $7.70, which is the average of the high and low prices of Magnum Hunter common stock reported in the consolidated system of the American Stock Exchange as of March 18, 2002.
(2) Includes the associated rights to purchase preferred stock, which initially are attached to and trade with the shares of common stock being registered hereby.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY CHANGE. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THESE ACTIVITIES ARE NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 20, 2002

PROSPECTUS

                               16,332,699 SHARES

                              [MAGNUM HUNTER LOGO]

                         MAGNUM HUNTER RESOURCES, INC.

                                  COMMON STOCK

                             ---------------------

     This document relates to an aggregate of 16,332,699 shares of common stock of Magnum Hunter that may be offered and sold from time to time by Natural Gas Partners V, L.P., G.F.W. Energy V, L.P., Philip B. Smith (as Trustee of the Philip B. Smith Revocable Trust dated July 25, 1994) and Lon C. Kile, whom we collectively refer to in this document as the "Selling Stockholders." These shares were acquired by the Selling Stockholders as a result of the merger of Prize Energy Corp. into one of our wholly-owned subsidiaries on March 15, 2002. Prior to the merger the Selling Stockholders were stockholders of Prize.

     We will not receive any of the proceeds from the sale of this common stock by the Selling Stockholders. We will, however, bear all expenses in connection with the filing of the registration statement of which this document forms a part, except that the Selling Stockholders will pay all discounts and commissions payable to underwriters, brokers or dealers.

     Our common stock is listed on the American Stock Exchange under the symbol "MHR." On March 19, 2002, the last reported sale price of our common stock on the American Stock Exchange was $7.80 per share.

                             ---------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 TO READ ABOUT CERTAIN RISKS THAT YOU SHOULD CONSIDER BEFORE ACQUIRING ANY OF THE COMMON STOCK BEING OFFERED BY THE SELLING STOCKHOLDERS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 20, 2002.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY................................    1
SUMMARY UNAUDITED PRO FORMA FINANCIAL
  AND OPERATING INFORMATION............    3
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  MAGNUM HUNTER........................    7
SUMMARY HISTORICAL CONSOLIDATED
  FINANCIAL AND OPERATING DATA OF
  PRIZE................................    9
COMPARATIVE PER SHARE DATA.............   11
RISK FACTORS...........................   12
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS...........................   20
SELLING STOCKHOLDERS...................   21

                                         PAGE
                                         ----
USE OF PROCEEDS........................   22
MAGNUM HUNTER AFTER THE MERGER.........   23
NEW FINANCINGS IN CONNECTION WITH THE
  MERGER...............................   28
PRICE RANGE OF COMMON STOCK............   33
UNAUDITED CONDENSED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS....   34
PLAN OF DISTRIBUTION...................   42
DESCRIPTION OF CAPITAL STOCK...........   44
LEGAL MATTERS..........................   46
EXPERTS................................   46
IF YOU WOULD LIKE ADDITIONAL
  INFORMATION..........................   47
COMMONLY USED OIL AND GAS TERMS........   49

     THIS DOCUMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MAGNUM HUNTER THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. SEE "IF YOU WOULD LIKE ADDITIONAL INFORMATION" FOR A LISTING OF DOCUMENTS INCORPORATED BY REFERENCE. THESE DOCUMENTS ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF SHARES OF OUR COMMON STOCK, UPON REQUEST DIRECTED TO MICHAEL P. MCINERNEY, VICE PRESIDENT, DEVELOPMENT & INVESTOR RELATIONS, MAGNUM HUNTER RESOURCES, INC., 600 EAST LAS COLINAS BOULEVARD, SUITE 1100, IRVING, TEXAS 75039, TELEPHONE (972) 401-0752.

                                    SUMMARY

     This summary highlights selected information from this document. Before acquiring any of the common stock covered by this document, you should carefully read this entire document, including the other documents to which we have referred you in "If You Would Like Additional Information" on page 47. We have included page references in this summary to direct you to more complete descriptions of the topics presented in this summary. Additionally, see "Commonly Used Oil and Gas Terms" on page 49 for definitions of industry terms used in this document. YOU SHOULD PAY PARTICULAR ATTENTION TO THE RISK FACTORS BEGINNING ON PAGE 12.

                                  THE COMPANY

    MAGNUM HUNTER RESOURCES, INC.
    600 East Las Colinas Blvd., Suite 1100
    Irving, Texas 75039
    Phone: (972) 401-0752

     Magnum Hunter is a publicly traded independent oil and gas exploration and production company that has grown rapidly through strategic acquisitions and selective drilling projects. We currently have ownership interests in approximately 7,000 wells in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the shallow Gulf of Mexico offshore Texas and Louisiana. We also maintain an active exploration program primarily focused in the shallow water Gulf of Mexico. In addition, we gather and transmit natural gas, and manage and operate producing oil and gas properties for third parties on a contract basis. Our common stock is listed on the American Stock Exchange under the symbol "MHR."

                             THE MERGER WITH PRIZE

     On March 15, 2002 we acquired Prize Energy Corp., which was merged into one of our wholly-owned subsidiaries. Prize was a publicly traded independent oil and gas company engaged primarily in the acquisition, enhancement and exploitation of producing oil and gas properties. Prize owned oil and gas properties principally located in three core operating areas, which were in the Permian Basin of West Texas and Southeastern New Mexico, the onshore Gulf Coast area of Texas and Louisiana and the Mid-Continent area of Oklahoma and the Texas Panhandle. Over 80% of Prize's oil and gas property base was located in Texas. Prior to the merger, Prize's common stock was listed on the American Stock Exchange under the symbol "PRZ."

     The merger resulted in an exchange of 2.5 shares of Magnum Hunter common stock and $5.20 in cash for each share of Prize common stock, with the stockholders of Prize, including the Selling Stockholders, becoming stockholders of Magnum Hunter. As a result of the merger, we became owned approximately 52% by our then current stockholders and 48% by the former stockholders of Prize, without taking into account subsequent stock sales and the options and warrants that remained outstanding at the time of the merger.

                       BUSINESS STRATEGY OF MAGNUM HUNTER
                           AFTER THE MERGER (PAGE 23)

     Our overall strategy is to increase our reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

                      REGISTRATION OF CERTAIN COMMON STOCK

     All shares of Magnum Hunter common stock received by Prize stockholders upon consummation of the merger are freely transferable by those holders who are not deemed to be "affiliates" (as defined under the Securities Act, but generally including executive officers and directors of Prize and significant holders of Prize common stock).

     Pursuant to the merger agreement, Prize agreed to use its best efforts to cause each person identified as an affiliate of Prize for purposes of Rule 145 under the Securities Act to deliver to Magnum Hunter a written agreement that the particular Rule 145 affiliate will not sell, transfer or otherwise dispose of any shares of Magnum Hunter common stock issued to the affiliate in the merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. Magnum Hunter placed restrictive legends on the shares of Magnum Hunter common stock received by Rule 145 affiliates.

     At the closing of the merger, the Selling Stockholders, who are some of the Rule 145 affiliates, entered into a registration rights agreement with Magnum Hunter that required Magnum Hunter to cause a shelf registration statement covering the resale of the shares of Magnum Hunter common stock they received in the merger to be declared effective as soon as reasonably practicable following the effective time of the merger. The effectiveness of the registration statement is to be maintained until the shares have been disposed of, or all restrictions on the transfer of the shares arising under applicable securities laws have lapsed.

            NEW FINANCINGS IN CONNECTION WITH THE MERGER (PAGE [  ])

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million) secured by the assets of the combined company. Proceeds from the senior notes offering and initial borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger.

                    PRICE RANGE OF COMMON STOCK (PAGE [  ])

     Our common stock is traded on the American Stock Exchange. On March 19, 2002, our common stock closed at $7.80 per share. You should obtain current share price quotations for our common stock.

     We have not paid any cash dividends on our common stock since becoming a publicly held corporation, and we do not intend to pay cash dividends on our common stock in the foreseeable future.

                                 RECENT EVENTS

     MAGNUM HUNTER WARRANTS OFFERING. We have approved the distribution on March 21, 2002 to our stockholders of record on January 10, 2002, of warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share that expire on March 21, 2005. We have filed a registration statement with the SEC covering these warrants and the shares underlying the warrants. The stockholders and warrantholders of Prize did not receive any of these warrants in the merger or otherwise.

     RECENT HEDGING TRANSACTIONS. Periodically, we enter into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, Magnum Hunter had some of its natural gas production hedged and Prize had some of its oil and natural gas production hedged. None of these hedges were with Enron, which recently filed for bankruptcy. See "Magnum Hunter After the Merger -- Hedging" for the specifics of our hedging activities.

                    WHERE CAN I FIND ADDITIONAL INFORMATION?

     Additional information concerning us is included in our reports and other documents incorporated by reference in this document. See "If You Would Like Additional Information."

                     SUMMARY UNAUDITED PRO FORMA FINANCIAL
                           AND OPERATING INFORMATION

     The following unaudited pro forma financial and operating information has been prepared to assist in your analysis of the financial effects of the merger. This unaudited pro forma information is based on the historical, financial and operating information of Magnum Hunter and Prize.

     This unaudited pro forma information gives effect to the Prize merger (including the issuance of Magnum Hunter equity) and the related financings, including the issuance of $300 million in senior notes due 2012 and borrowings under the new credit facility and the application of estimated net proceeds therefrom, as if they had occurred on January 1, 2000, except with respect to balance sheet data, which is presented as if these transactions had occurred on September 30, 2001. The merger will be accounted for as a purchase of Prize by Magnum Hunter. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values and, if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill. Magnum Hunter continues to utilize the full cost method of accounting for its oil and gas activities.

     The unaudited pro forma information is presented for illustrative purposes only. If the merger had occurred in the past, Magnum Hunter's financial position or operating results might have been different from those presented in the unaudited pro forma information. You should not rely on the unaudited pro forma information as an indication of the financial position or operating results that Magnum Hunter would have achieved if the merger and related financings had occurred on September 30, 2001, or January 1, 2000. You also should not rely on the unaudited pro forma information as an indication of the future results that Magnum Hunter will achieve after the merger. Furthermore, the unaudited condensed pro forma consolidated financial statements do not reflect any cost savings or other synergies which may result from the merger or any other changes which may occur as the result of post-combination activities and other matters. In addition, the unaudited condensed pro forma consolidated income statements exclude non-recurring charges directly attributable to the merger that will be charged to operations in the first quarter of 2002.

     Prize had certain outstanding warrants that by their terms became exercisable for the merger consideration as a result of the merger with Prize. Additionally, Magnum Hunter has distributed to its stockholders of record as of January 10, 2002, warrants to purchase up to 7,228,457 shares of Magnum Hunter common stock at $15.00 per share. Because the exercise prices of these warrants are greater than the current market price of the Magnum Hunter common stock which would be received upon exercise, and, with respect to the Prize warrants, the cash component of the merger consideration payable on exercise, we have assumed that no proceeds will be received by Magnum Hunter from the exercise of these warrants for purposes of the pro forma financial statements.

     You should read this unaudited pro forma financial information together with the historical consolidated financial statements of Magnum Hunter and Prize and the unaudited condensed pro forma consolidated financial statements of Magnum Hunter included in this document.

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
STATEMENT OF OPERATIONS DATA:
(IN THOUSANDS, EXCEPT SHARE DATA)
  Operating revenues:
     Oil and gas sales......................................   $   252,866    $   255,541
     Gas gathering, marketing, and processing...............        15,707         20,010
     Oilfield management services...........................         1,394          1,448
                                                               -----------    -----------
          Total operating revenues..........................       269,967        276,999
                                                               -----------    -----------
  Operating costs and expenses:
     Oil and gas production lifting costs...................        47,304         48,397
     Production taxes and other costs.......................        23,934         26,934
     Gas gathering, marketing and processing................        14,086         15,685
     Oilfield management services...........................           955            903
     Depreciation, depletion and amortization...............        63,365         65,161
     Gain on sale of assets.................................            (4)           (28)
     General and administrative.............................        15,049         15,268
                                                               -----------    -----------
          Total operating costs and expenses................       164,689        172,320
                                                               -----------    -----------
  Operating profit..........................................       105,278        104,679
     Equity in earnings of affiliate........................         1,189          1,307
     Other income...........................................         5,679          1,252
     Interest expense.......................................       (38,935)       (50,737)
                                                               -----------    -----------
  Income before income taxes................................        73,211         56,501
     Provision for income taxes.............................       (27,406)       (17,429)
                                                               -----------    -----------
  Net income................................................        45,805         39,072
     Preferred dividend.....................................            --        (10,167)
                                                               -----------    -----------
  Income from continuing operations available to common
     stockholders...........................................   $    45,805    $    28,905
                                                               ===========    ===========
     Income per common share -- basic.......................   $      0.67    $      0.53
                                                               ===========    ===========
     Income per common share -- diluted.....................   $      0.64    $      0.50
                                                               ===========    ===========
  Common shares used in per share calculation:
     Basic..................................................    68,853,185     54,919,817
     Diluted................................................    71,531,424     66,897,233
OTHER FINANCIAL AND OPERATING DATA:
(IN THOUSANDS)
     Capital expenditures...................................   $   267,581    $   203,834
     EBITDA(1)..............................................       174,322        171,092
     Net cash provided by operating activities..............       152,066         93,711
     Net cash used in investing activities..................      (255,030)       (74,726)
     Net cash provided by (used in) financing activities....   $   105,834    $   (24,671)

                                                              MAGNUM HUNTER
                                                              UNAUDITED PRO
                                                               FORMA AS OF
                                                              SEPTEMBER 30,
                                                                  2001
                                                              -------------
BALANCE SHEET DATA (IN THOUSANDS, EXCEPT SHARE DATA):
  Working capital...........................................   $   24,450
  Net property, plant and equipment.........................      923,201
  Total assets..............................................    1,144,061
  Total debt................................................      599,454
  Total stockholders' equity................................      378,635
  Book value per share......................................   $     5.43

                                                                MAGNUM HUNTER UNAUDITED
                                                                       PRO FORMA
                                                              ----------------------------
                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
PRODUCTION, PRICE AND OTHER DATA:
  Average daily production:
     Oil/liquids (Bbls).....................................      14,147          13,310
     Natural gas (Mcf)......................................     147,531         118,496
     Total (Mcfe)...........................................     232,410         198,353
  Average realized prices (includes the effects of hedging):
     Oil/liquids (Bbl)......................................    $  24.06        $  22.57
     Natural gas (Mcf)......................................        3.97            3.38
     Total (Mcfe)...........................................        3.98            3.53
  Costs per Mcfe:
     Oil and gas production lifting costs...................    $   0.75        $   0.67
     Production taxes and other costs.......................        0.38            0.37
     Depreciation, depletion and amortization...............        1.00            0.90
     General and administrative.............................        0.24            0.21

---------------

(1) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                                                                                       MAGNUM HUNTER
                                                                                       UNAUDITED PRO
                                                                                        FORMA AS OF
                                                     HISTORICAL                        DECEMBER 31,
                                                    MAGNUM HUNTER   HISTORICAL PRIZE       2000
                                                    -------------   ----------------   -------------
PROPERTY DATA(1):
  Proved reserves:
     Oil/liquids (MBbls)..........................       22,303            49,038           71,341
     Natural gas (MMcf)...........................      233,208           298,430          531,638
     Total (MMcfe)................................      367,029           592,658          959,684
  PV-10 Value (in thousands)......................   $1,099,527        $1,657,810       $2,757,337
  Standardized Measure of Discounted Future Net
     Cash Flows (in thousands)....................   $  804,923        $1,121,345       $1,926,268

---------------

(1) Based on December 31, 2000 NYMEX oil price of $26.80 per Bbl and NYMEX gas price of $9.78 per Mcf, both as adjusted for the applicable location and quality differentials.

     The following table sets forth supplemental summary information with respect to our pro forma estimated proved oil and gas reserves as of December 31, 2000, assuming prices at that date were equal to December 31, 2001 NYMEX prices of $19.78 per Bbl for oil and $2.72 per Mcf for natural gas, both as adjusted for the applicable location and quality differentials:

                                                HISTORICAL     HISTORICAL   MAGNUM HUNTER
                                               MAGNUM HUNTER     PRIZE        PRO FORMA
                                               -------------   ----------   -------------
Proved Reserves:
  Oil/liquids (MBbls)........................      20,948         44,938        65,886
  Natural gas (MMcf).........................     222,474        277,819       500,293
  Total (MMcfe)..............................     348,162        547,447       895,609
PV-10 Value (in thousands)...................    $269,685       $483,835      $753,520
Standardized Measure of Discounted Future Net
  Cash Flows (in thousands)..................    $251,482       $360,806      $612,288

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                      AND OPERATING DATA OF MAGNUM HUNTER

     The following table sets forth summary historical consolidated financial and operating data of Magnum Hunter as of and for each of the years in the five-year period ended December 31, 2000, and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Magnum Hunter's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Magnum Hunter's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA
(IN THOUSANDS, EXCEPT SHARE
DATA)
Operating revenues:
  Oil and gas sales...........  $   107,154   $    69,954   $   106,052   $    60,673   $    43,565   $    34,569   $    10,248
  Gas gathering, marketing and
    processing................       15,707        13,544        20,010         8,185         6,954        10,297         5,768
  Oilfield management
    services..................        1,394           870         1,448           768           881         3,968           396
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating
      revenues................      124,255        84,368       127,510        69,626        51,400        48,834        16,412
Operating costs and expenses:
  Oil and gas production
    lifting costs.............       14,995        12,341        16,401        15,431        14,265         7,901         3,031
  Production taxes and other
    costs.....................        9,913         8,486        12,558         8,144         6,417         4,911         1,359
  Gas gathering, marketing and
    processing................       14,086        10,558        15,685         5,870         5,750         7,909         4,708
  Oilfield management
    services..................          955           450           903           350           467         3,745           267
  Depreciation, depletion and
    amortization..............       29,319        16,935        25,556        22,072        21,757        12,363         2,951
  Provision for non-cash
    impairment of oil and gas
    reserves..................           --            --            --            --        42,745            --            --
  Loss (gain) on sale of
    assets....................           (4)          (28)          (28)         (272)           52          (386)            2
  General and
    administrative............        5,817         3,396         6,106         2,919         2,961         2,390         1,225
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total operating costs and
      expenses................       75,081        52,138        77,181        54,514        94,414        38,833        13,543
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating profit (loss).......       49,174        32,230        50,329        15,112       (43,014)       10,001         2,869
  Equity in earnings (loss) of
    affiliate.................        1,189           362         1,307          (103)         (116)            6            --
  Other income................          224           394           477           354           624           376           346
  Interest expense............      (14,244)      (17,139)      (22,298)      (22,103)      (18,207)      (13,788)       (2,394)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  tax, minority interest and
  extraordinary loss..........       36,343        15,847        29,815        (6,740)      (60,713)       (3,405)          821
  (Provision) benefit for
    income taxes..............      (13,765)       (5,865)       (7,555)           --        13,670         1,296          (312)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before minority
  interest and extraordinary
  loss........................       22,578         9,982        22,260        (6,740)      (47,043)       (2,109)          509
  Minority interest in
    subsidiary loss...........           --            --            --           (86)          (37)          (19)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  extraordinary loss..........       22,578         9,982        22,260        (6,826)      (47,080)       (2,128)          509
Extraordinary loss, net of
  tax.........................         (304)           --            --            --            --        (1,384)           --
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).............       22,274         9,982        22,260        (6,826)      (47,080)       (3,512)          509
Preferred dividend(1).........           --        (3,294)       (9,708)       (4,509)         (875)         (875)         (406)
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) available to
  common stockholders.........  $    22,274   $     6,688   $    12,552   $   (11,335)  $   (47,955)  $    (4,387)  $       103
                                ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                               YEAR ENDED DECEMBER 31,
                                -------------------------   -------------------------------------------------------------------
                                   2001          2000          2000          1999          1998          1997          1996
                                -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                       (UNAUDITED)
Income (loss) per common
  share -- basic(1)...........  $      0.65   $      0.34   $      0.60   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Income (loss) per common
  share -- diluted(1).........  $      0.61   $      0.32   $      0.51   $     (0.57)  $     (2.27)  $     (0.21)  $      0.01
Common shares used in per
  share calculation
    Basic.....................   34,790,222    19,594,012    20,856,854    19,743,738    21,151,442    14,535,805    12,485,893
    Diluted...................   37,178,592    30,546,007    32,834,270    19,743,738    21,151,442    14,535,805    12,561,760
OTHER FINANCIAL AND OPERATING
  DATA
(IN THOUSANDS, EXCEPT AVERAGE
DAILY PRODUCTION DATA)
Capital expenditures(2).......  $   153,259   $    31,569   $    64,311   $    59,968   $    70,187   $   160,059   $    41,471
EBITDA(3).....................       78,717        49,559        76,362        37,538        22,112        22,740         6,166
Net cash provided by operating
  activities..................       79,158        29,901        49,466        17,435        13,688         5,652         3,028
Net cash provided by (used in)
  investing activities........     (152,898)        9,954       (20,008)      (58,469)      (74,010)     (168,329)      (41,738)
Net cash (used in) provided by
  financing activities........  $    76,811   $   (40,151)  $   (31,014)  $    37,746   $    62,145   $   164,020   $    38,853
Average daily production:
  Oil/liquids (Bbls)..........        3,733         3,656         3,556         3,581         3,126         2,019           523
  Natural gas (Mcf)...........       66,322        53,520        53,641        52,126        38,682        26,340         7,329
  Total (Mcfe)................       88,718        75,456        74,978        73,612        57,438        38,454        10,467
BALANCE SHEET DATA
(IN THOUSANDS): (AT END OF
PERIOD)
Working capital
  (deficiency)................  $    (6,785)  $     1,925   $     4,121   $    (1,314)  $    (1,203)  $     2,610   $     2,279
Net property, plant and
  equipment...................      383,770       236,349       260,532       265,195       228,436       221,259        73,648
Total assets..................      428,073       283,798       315,612       304,022       265,724       251,069        83,072
Total debt....................      266,076       209,043       191,139       234,806       233,020       166,242        38,766
Total stockholders' equity....  $   117,670   $    49,328   $    93,416   $    51,552   $    19,697   $    72,152   $    35,154

---------------

(1) Includes the effect in the year 2000 of the payment of a $5.5 million fee upon redemption of $25 million (liquidation value) of Magnum Hunter's 1999 Series A 8% convertible preferred stock. The fee was treated as a dividend, reducing income per common share, basic and diluted, by $0.26 per share and $0.17 per share, respectively, for the year 2000.

(2) Capital expenditures include cash expended for acquisitions plus normal additions to oil and natural gas properties and other fixed assets. Additionally, the year 2000 amount includes the cost of property acquired through the issuance of common stock with a fair value of $3.481 million on the acquisition date.

(3) EBITDA is defined as income (loss) from continuing operations before income taxes, minority interest and equity in earnings of affiliate, plus the sum of depletion and depreciation and interest expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it is a component of Magnum Hunter's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Magnum Hunter interprets trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Magnum Hunter's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Magnum Hunter may not be comparable to similarly titled measures used by other companies.

                   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL
                          AND OPERATING DATA OF PRIZE

     The following table sets forth summary historical consolidated financial and operating data of Prize as of and for each of the years in the five-year period ended December 31, 2000 and as of and for each of the nine-month periods ended September 30, 2001 and 2000.

     The data have been derived from, and should be read together with, the audited consolidated financial statements and other information contained in Prize's Annual Report on Form 10-K for the year ended December 31, 2000, and the unaudited consolidated interim financial statements and other information contained in Prize's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, including the related notes, all of which are incorporated by reference in this document.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                           YEAR ENDED DECEMBER 31
                                --------------------------   --------------------------------------------------------
                                   2001         2000(1)        2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                -----------   ------------   -----------   ----------   -------   --------   --------
                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA
  (IN THOUSANDS EXCEPT SHARE
  DATA)
Operating revenues:
  Oil and gas sales...........  $   145,712   $    107,280   $   149,489   $   47,978   $79,418   $120,821   $109,266
  Other.......................          720            501           775          268        --         --         --
                                -----------   ------------   -----------   ----------   -------   --------   --------
    Total operating
      revenues................      146,432        107,781       150,264       48,246    79,418    120,821    109,266
Operating costs and expenses:
  Lease operating expenses....       32,309         23,340        31,996       11,791    18,114     22,289     15,012
  Production taxes............       14,021         11,064        14,376        4,816     8,097     10,450      9,221
                                -----------   ------------   -----------   ----------   -------   --------   --------
Revenues in excess of direct
  operating expenses..........      100,102         73,377       103,892       31,639   $53,207   $ 88,082   $ 85,033
                                                                                        =======   ========   ========
  Depreciation, depletion and
    amortization..............       27,194         18,825        25,472        8,714       n/a        n/a        n/a
  General and
    administrative............        9,232          6,578         9,162        2,831       n/a        n/a        n/a
  Interest expense............       13,474         12,806        17,604        6,070       n/a        n/a        n/a
  Other income................       (4,735)            --            --           --       n/a        n/a        n/a
                                -----------   ------------   -----------   ----------   -------   --------   --------
Income before income taxes....       54,937         35,168        51,654       14,024       n/a        n/a        n/a
  Provision for income
    taxes.....................       20,327         13,012        19,112        4,915       n/a        n/a        n/a
                                -----------   ------------   -----------   ----------   -------   --------   --------
Net income....................       34,610         22,156        32,542        9,109       n/a        n/a        n/a
Preferred dividend(4).........           --            459           459          907       n/a        n/a        n/a
                                -----------   ------------   -----------   ----------   -------   --------   --------
Income available to common
  stockholders................  $    34,610   $     21,697   $    32,083   $    8,202       n/a        n/a        n/a
                                ===========   ============   ===========   ==========
Income (loss) per common
  share -- basic..............  $      2.71   $       1.80   $      2.60   $     1.20       n/a        n/a        n/a
Income (loss) per common
  share -- diluted............  $      2.54   $       1.56   $      2.29   $     1.03       n/a        n/a        n/a
Common shares used in per
  share calculation:
  Basic.......................   12,791,211    112,074,592    12,333,989    6,820,606       n/a        n/a        n/a
  Diluted.....................   13,622,983    114,236,086    14,204,462    8,878,777       n/a        n/a        n/a
OTHER FINANCIAL AND OPERATING
  DATA (IN THOUSANDS, EXCEPT
  AVERAGE DAILY PRODUCTION
  DATA):
Capital expenditures(5).......  $   114,322   $    119,350   $   139,523   $  216,964       n/a        n/a        n/a
EBITDA(6).....................  $    95,605   $     66,799   $    94,730   $   28,808       n/a        n/a        n/a
Net cash provided by operating
  activities..................  $    77,439   $     22,556   $    45,842   $   19,798       n/a        n/a        n/a

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                           YEAR ENDED DECEMBER 31
                                --------------------------   --------------------------------------------------------
                                   2001         2000(1)        2000(1)      1999(2)     1998(3)   1997(3)    1996(3)
                                -----------   ------------   -----------   ----------   -------   --------   --------
                                       (UNAUDITED)
Net cash used in investing
  activities..................  $   102,132   $     34,545   $    54,718   $  184,964       n/a        n/a        n/a
Net cash provided by financing
  activities..................  $    29,023   $     10,791   $     6,343   $  168,519       n/a        n/a        n/a
Average daily production:
  Oil/liquids (Bbls)..........       10,414          9,732         9,753        3,759     8,261      6,929      5,307
  Natural gas (Mcf)...........       81,209         64,487        64,855       28,043    62,637     78,904     73,696
  Total (Mcfe)................      143,693        122,879       123,373       50,597   112,203    120,478    105,538
BALANCE SHEET DATA (IN
  THOUSANDS): (AT END OF
  PERIOD)
Working capital...............  $    40,191   $     21,682   $    16,945   $    1,647       n/a        n/a        n/a
Net property, plant and
  equipment...................      400,201        334,742       318,763      211,497       n/a        n/a        n/a
Total assets..................      477,691        389,840       371,664      238,610       n/a        n/a        n/a
Total debt....................      250,819        211,419       214,319      127,000       n/a        n/a        n/a
Total stockholders' equity....  $   162,970   $    117,869   $   111,568   $   88,452       n/a        n/a        n/a

---------------

(1) Includes the results of Vista Energy Resources, Inc. from February 8, 2000, the date of its merger with Prize.

(2) The 1999 column is presented for Prize from January 15, 1999 (inception), through December 31, 1999, and is derived from Prize's audited consolidated financial statements. A significant amount of the activity is the direct result of the acquisition of producing properties from Pioneer Natural Resources USA, Inc., which was effective July 1, 1999.

(3) The 1998, 1997 and 1996 amounts are derived from the audited statements of revenues and direct operating expenses of the Pioneer properties. The data have been adjusted to exclude revenue of $5,136,967, $7,189,442 and $8,578,608, respectively, as well as direct operating expenses of $793,131, $1,115,379 and $1,037,518, respectively, associated with the mineral interest properties Prize acquired in connection with Prize's acquisition of the Pioneer properties. Likewise, the 1998, 1997 and 1996 average daily production data exclude Mcfe of 7,614, 14,316 and 7,452 respectively. Prize sold the mineral interest properties in July 1999. The 1998 statement of revenues and direct operating expenses is incorporated by reference in this document from Prize's Annual Report on Form 10-K for the year ended December 31, 2000.

(4) On March 31, 2000, all of the outstanding shares of Prize convertible preferred stock were converted into shares of common stock.

(5) The 2000 capital expenditures include $84.8 million of additions to property, plant and equipment as a result of the merger with Vista Energy Resources on February 8, 2000.

(6) EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization expense. EBITDA is presented because it is commonly accepted in the oil and gas industry as a financial indicator of a company's ability to service or incur debt and because it was a component of Prize's debt covenants. EBITDA is also presented because investors routinely request such information. Management of Prize interpreted trends in EBITDA in a similar manner as trends in net income. EBITDA should be used as a supplement to, and not as a substitute for, net income and cash provided by operating activities, determined in accordance with generally accepted accounting principles, as measures of Prize's profitability and liquidity. There may be operational or financial demands and requirements that reduce management's discretion over the use of EBITDA. EBITDA as used by Prize may not be comparable to similarly titled measures used by other companies.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth selected historical per share data for Magnum Hunter and Prize and selected unaudited pro forma consolidated per share data after giving effect to the merger. The pro forma consolidated earnings per share data have been prepared assuming that the merger was completed on January 1, 2000. The pro forma consolidated book value per share data assume that the merger was completed on the last day of each period presented. The information presented in the table is derived from and should be read in conjunction with the unaudited condensed pro forma consolidated financial statements, including the related notes, included in this document, and the separate audited and unaudited financial statements of Magnum Hunter and Prize, including the related notes, incorporated by reference in this document.

     Pro forma amounts are not necessarily indicative of results of operations or financial position that would have resulted had the merger been completed on the dates indicated and should not be construed as being indicative of future performance.

                                                               NINE MONTHS
                                                                  ENDED        YEAR ENDED
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  2001            2000
                                                              -------------   ------------
                                                               (UNAUDITED)
MAGNUM HUNTER -- HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................     $ 0.65          $0.60
Income from continuing operations -- diluted................     $ 0.61          $0.51
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $ 3.30          $3.09
PRIZE -- HISTORICAL PER SHARE DATA
Income from continuing operations -- basic..................     $ 2.71          $2.60
Income from continuing operations -- diluted................     $ 2.54          $2.29
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $13.00          $8.67
PRO FORMA PER SHARE DATA OF MAGNUM HUNTER
COMMON STOCK
Income from continuing operations -- basic..................     $ 0.67          $0.53
Income from continuing operations -- diluted................     $ 0.64          $0.50
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $ 5.43            n/a
EQUIVALENT PRO FORMA PER SHARE DATA OF PRIZE
COMMON STOCK
Income from continuing operations -- basic..................     $ 1.66          $1.32
Income from continuing operations -- diluted................     $ 1.60          $1.26
Cash dividends..............................................     $   --(1)       $  --(1)
Book value..................................................     $13.57            n/a

---------------

(1) Magnum Hunter and Prize have never paid cash dividends on their common stock and Magnum Hunter does not intend to pay cash dividends on its common stock in the foreseeable future.

                                  RISK FACTORS

     In deciding whether to acquire any common stock in connection with this offering, and when you evaluate our performance and the forward-looking statements in this document, you should carefully consider the following risk factors, as well as the other information contained in this prospectus.

                     RISKS RELATED TO SUBSTANTIAL LEVERAGE

WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million) secured by the assets of the combined company. Proceeds from the senior notes offering and borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. As a result of the merger, our outstanding 10.00% senior notes due 2007, our issuance of the 9.6% senior notes due 2012 and our entering into the new credit facility, we had, on a pro forma basis as of September 30, 2001, outstanding long term debt of $599.5 million compared to stockholders' equity of $378.6 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. The covenants contained in our new credit facility and the indentures relating to our two issuances of senior notes require us to meet financial tests and limit our ability to borrow additional funds or to acquire or dispose of assets. Also, our ability to obtain additional financing in the future may be impaired by our substantial leverage. Additionally, the senior, as opposed to subordinated, status of our 10% senior notes due 2007 and our 9.6% senior notes due 2012, our high debt to equity ratio, and the pledge of substantially all of our assets as collateral for our new credit facility will, for the foreseeable future, make it difficult for us to obtain financing on an unsecured basis or to obtain secured financing other than "purchase money" indebtedness collateralized by the acquired assets.

WE MAY NOT BE ABLE TO MEET OUR CAPITAL REQUIREMENTS.

     We will need to continue to make substantial capital expenditures for the acquisition, enhancement, exploitation and production of oil and natural gas reserves. At September 30, 2001, we had cash reserves of $3.1 million and a working capital deficit of $6.8 million. On that date, we also had approximately $23.5 million available under our then existing credit facility. Without successful enhancement, exploitation and acquisition activities, our reserves and revenues will decline over time. As of March 20, 2002, we anticipate that the combined company's oil and natural gas capital expenditures will be approximately $115 million, which the combined company intends to use for enhancement, exploitation and drilling activities in 2002. We intend to finance our capital expenditures, other than significant acquisitions, from internally generated funds provided by operations and borrowings under our new credit facility. The timing of most of our capital expenditures is discretionary, with no long-term capital commitments. Consequently, we have a significant degree of flexibility to adjust the amounts of our capital expenditures as circumstances may warrant. However, in the long term, if our cash flow from operations and availability under our new credit facility are not sufficient to satisfy capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to allow us to fund our continued growth.

OUR NEW CREDIT FACILITY AND THE INDENTURES GOVERNING OUR SENIOR NOTES IMPOSE RESTRICTIONS ON US THAT MAY LIMIT THE DISCRETION OF OUR MANAGEMENT IN OPERATING OUR BUSINESS THAT, IN TURN, COULD IMPAIR OUR ABILITY TO REPAY OUR OBLIGATIONS UNDER THE NOTES.

     Our new credit facility and the indentures governing our senior notes contain various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

     - incur additional debt;

     - make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);

     - make investments or acquisitions;

     - grant liens on assets;

     - sell our assets;

     - engage in transactions with affiliates; and

     - merge, consolidate or transfer substantially all of our assets.

Under some circumstances, including if we fail to meet certain financial tests, the indentures governing our senior notes prohibit us from borrowing the full amount of availability under our new credit facility.

     Our new credit facility also requires us to maintain specified financial ratios and satisfy some financial tests. Our ability to maintain or meet these financial ratios and tests may be affected by events beyond our control, including changes in general economic and business conditions, and we cannot assure you that we will maintain or meet these ratios and tests or that the lenders under the new credit facility will waive any failure to meet these ratios or tests. A breach of any of these covenants could result in an event of default under the new credit facility, in which case the lenders could elect to declare all amounts borrowed under the new credit facility, together with unpaid accrued interest, to be immediately due and payable and to terminate all commitments under the new credit facility.

                   RISKS RELATING TO THE OIL AND GAS INDUSTRY

A DECREASE IN OIL AND NATURAL GAS PRICES WILL ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Our revenues, profitability and the carrying value of our oil and gas properties, including the properties we acquired in the merger with Prize, depend substantially upon prevailing prices of, and demand for, oil and gas and the costs of acquiring, finding, developing and producing reserves. Oil and gas prices also substantially affect our ability to maintain or increase our borrowing capacity, to repay current or future indebtedness, and to obtain additional capital on attractive terms. Historically, the markets for oil and gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and gas fluctuate widely in response to:

     - relatively minor changes in the supply of, and demand for, oil and gas;

     - market uncertainty; and

     - a variety of additional factors, all of which are beyond our control.

     These factors include domestic and foreign political conditions, the price and availability of domestic and imported oil and gas, the level of consumer and industrial demand, weather, domestic and foreign government relations, the price and availability of alternative fuels and overall economic conditions. Also, our ability to market our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Volatility in oil and gas prices could affect our ability to market our production through such systems, pipelines or facilities. Currently, we sell substantially all our gas production to gas marketing firms or end users either on the spot market on a month-to-month basis at prevailing spot market prices or under long-term contracts based on current spot market prices.

     Under the full cost accounting method, we are required to take a non-cash charge against earnings if capitalized costs of acquisition, exploration and development, net of depletion, depreciation and amortization, less deferred income taxes, exceed the present value of our proved reserves and the lower of cost or fair value of unproved properties after income tax effects.

     As a result of the severe decline in oil and gas prices in 1998, we recognized a non-cash impairment of oil and gas properties of $42.7 million at December 31, 1998 as required by the "ceiling" test in the full cost method of accounting. Subsequent improvements in pricing reduced the amount of this charge. Without the benefit of these pricing improvements, we would have incurred an impairment of $81.2 million. Once incurred, a write-down of oil and gas properties is not reversible at a later date even if oil and gas prices increase. At December 31, 2000, NYMEX prices were $26.80 per Bbl for oil and $9.78 per Mcf for gas. At December 31, 2001, NYMEX prices were $19.78 per Bbl for oil, a decline of 26% from year-end 2000, and $2.72 per Mcf for gas, a decline of 72% from year-end 2000. Our capitalized costs again exceeded the PV-10 limitation utilizing commodity prices in effect at December 31, 2001. However, we now expect that no write-down for impairment of our oil and gas properties will be required, due to higher oil and gas prices that have been recorded in the market subsequent to December 31, 2001 and prior to our release of 2001 year-end financial information. Our expectation is based on our preliminary internal estimates. Final determination of whether a write-down will be required will be based on third party engineer reports.

YOU SHOULD NOT PLACE UNDUE RELIANCE ON OUR RESERVE DATA BECAUSE THEY ARE ESTIMATES.

     This document contains and incorporates by reference:

     - estimates of Magnum Hunter's and Prize's oil and gas reserves and the future net cash flows from those reserves that were prepared or audited in part by independent petroleum consultants as of December 31, 2000; and

     - estimates of these reserves and future net cash flows as of December 31, 2000 that were revised by Magnum Hunter's and Prize's internal petroleum engineers to take into account the significantly lower December 31, 2001 commodity prices.

     There are numerous uncertainties inherent in estimating quantities of proved reserves of oil and natural gas and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The estimates in this document rely on various assumptions, including, for example, constant oil and gas prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves.

     You should not construe the present value of proved reserves referred to in this document as the current market value of the estimated proved reserves of oil and natural gas attributable to our properties or those acquired in our merger with Prize. We have based the estimated discounted future net cash flows from proved reserves generally on year-end prices and costs, but actual future prices and costs may vary significantly. The following factors may also affect actual future net cash flows:

     - the timing of both production and related expenses;

     - changes in consumption levels; and

     - governmental regulations or taxation.

     In addition, the calculation of the present value of the future net cash flows uses a 10% discount rate, which is not necessarily the most appropriate discount rate based on interest rates in effect from time to time and risks associated with our reserves, the reserves acquired in our merger with Prize or the oil and gas industry in general. Furthermore, we may need to revise our reserves downward or upward based upon actual production, results of future development and exploration, supply and demand for oil and natural gas, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

MAINTAINING RESERVES AND REVENUES IN THE FUTURE DEPENDS ON SUCCESSFUL EXPLORATION AND DEVELOPMENT.

     Our future success depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable. Unless we successfully explore or develop or acquire properties containing proved reserves, our proved reserves will generally decline as we produce them. The decline rate varies depending upon reservoir characteristics and other factors. Our future oil and gas reserves and production, and, therefore, cash flow and income, depend greatly upon our success in exploiting our current reserves and acquiring or finding additional reserves. We cannot assure you that our planned development projects and acquisition activities will result in significant additional reserves or that we will successfully drill productive wells at economic returns to replace our current and future production.

OUR OPERATIONS ARE SUBJECT TO DELAYS AND COST OVERRUNS, AND OUR ACTIVITIES MAY NOT BE PROFITABLE.

     We intend to increase our exploration activities and to continue our development activities. Exploratory drilling and, to a lesser extent, developmental drilling of oil and gas reserves involve a high degree of risk. We have expanded, and plan to increase our capital expenditures on, our exploration efforts, including offshore exploration, which involve a higher degree of risk than our development activities. It is possible that we will not obtain any commercial production or that drilling and completion costs will exceed the value of production. The cost of drilling, completing and operating wells is often uncertain. Numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment, may curtail, delay or cancel drilling operations. Furthermore, completion of a well does not assure a profit on the investment or a recovery of drilling, completion and operating costs.

WE CONDUCT WATERFLOOD PROJECTS AND OTHER SECONDARY RECOVERY OPERATIONS.

     Secondary recovery operations involve certain risks, especially the use of waterflooding techniques. Our inventory of development prospects includes waterflood projects. With respect to our properties located in the Permian Basin, we have identified significant potential expenditures related to further developing existing waterfloods. Waterflooding involves significant capital expenditures and uncertainty as to the total amount of recoverable secondary reserves. In waterflood operations, there is generally a delay between the initiation of water injection into a formation containing hydrocarbons and any increase in production. The operating cost per unit of production of waterflood projects is generally higher during the initial phases of such projects due to the purchase of injection water and related costs. Costs are also higher during the later stages of the life of the project as production declines. The degree of success, if any, of any secondary recovery program depends on a large number of factors, including the amount of primary production, the porosity and permeability of the formation, the technique used, the location of injector wells and the spacing of both producing and injector wells.

WE HEDGE OUR OIL AND GAS PRODUCTION.

     Periodically, we have entered into hedging transactions to reduce the effects of fluctuations in crude oil and natural gas prices. At January 1, 2002, Magnum Hunter had some of its natural gas production hedged and Prize had some of its oil and natural gas production hedged. The hedging activities of the combined company, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract prices. See "Magnum Hunter after the Merger -- Hedging" for the specifics of our hedging activities.

OUR OPERATIONS ARE SUBJECT TO MANY LAWS AND REGULATIONS.

     The oil and gas industry is heavily regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas affect our operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

     Numerous environmental laws, including but not limited to, those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence our operations. If we fail to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water we may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require us to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, we have agreed to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from us. Additionally, as a result of the merger with Prize, we are now responsible for any environmental liabilities Prize may have had. While we do not anticipate incurring material costs in connection with environmental compliance and remediation, we cannot guarantee that we will not incur material costs.

MARKETABILITY OF OUR OIL AND NATURAL GAS PRODUCTION MAY BE AFFECTED BY FACTORS BEYOND OUR CONTROL.

     The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Most of our natural gas is delivered through gathering systems and pipelines that we do not own. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our oil and natural gas.

OUR ACQUISITIONS INVOLVE CERTAIN RISKS.

     We have grown primarily through acquisitions and intend to continue acquiring oil and gas properties in the future. Although we review and analyze the properties that we acquire, such reviews are subject to uncertainties. It generally is not possible to review in detail every individual property involved in an acquisition. Ordinarily, we focus our review on the higher-valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems. Economics dictate that we cannot become sufficiently familiar with all the properties to assess fully their deficiencies and capabilities. We do not always conduct inspections on every well. Even when we do inspect a specific well, we cannot always detect potential problems, such as mechanical integrity of equipment and environmental conditions that may require significant remedial expenditures.

     As the merger with Prize demonstrates, we have begun to focus our acquisition efforts on larger packages of oil and gas properties. Acquisitions of larger oil and gas properties may involve substantially higher costs and may pose additional issues regarding operations and management. We cannot assure you that we will be able to successfully integrate all of the oil and gas properties that we acquire into our operations or that we will achieve desired profitability objectives.

WE ARE SUBJECT TO SUBSTANTIAL COMPETITION.

     We encounter substantial competition in acquiring properties, drilling for new reserves, marketing oil and gas, securing trained personnel and operating our properties. Many competitors have financial and other resources that substantially exceed our resources. Our competitors in acquisitions, development, exploration and production include major oil companies, natural gas utilities, numerous independents, individual proprietors and others. Our competitors may be able to pay more for desirable leases and may be able to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF WE LOSE OUR KEY PERSONNEL.

     We depend greatly upon two key individuals within our management: Gary C. Evans and Richard R. Frazier. The loss of the services of either one of these individuals could materially impact our operations.

                  RISKS ASSOCIATED WITH OUR MERGER WITH PRIZE

WE MAY NOT ACHIEVE THE EXPECTED BENEFITS OF THE MERGER.

     The merger was intended to achieve specific goals. The likelihood of achieving those goals represented the subjective judgment of our management and board of directors. Some of those goals may not be achieved or, if achieved, may not be achieved in the time frame in which they were expected. Whether the combined company will actually realize these anticipated benefits depends on future events and circumstances beyond the control of the combined company, including the following:

     - A decline in economic conditions in general or in the oil and gas industry in particular could cause our combined company to fail to meet the expectations of our board of directors for revenue, earnings and cash flow.

     - Differing opinions of securities analysts and investors regarding the prospects for our combined company's business and our future financial condition could reduce the likelihood that our combined company will enjoy the hoped-for increase in stock market valuation multiples relative to the stock market valuation multiples of smaller competitors.

     - The other risk factors discussed below may prevent the achievement of the believed advantages of the merger.

     Because of these and other factors, it is possible that our combined company will not realize some or all of the expected benefits of the merger.

WE MAY FACE DIFFICULTIES IN INTEGRATING THE OPERATIONS OF MAGNUM HUNTER AND
PRIZE.

     Before the merger, Magnum Hunter and Prize operated separately. Magnum Hunter's management team has no experience in running the combined business. We may not be able to integrate the operations of Magnum Hunter and Prize without an unexpected loss of key employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. In addition, we may not be able to realize the operating efficiencies, synergies, cost savings or other benefits expected from the merger. Any unexpected costs or delays incurred in connection with the integration could have an adverse effect on our business, results of operations or financial condition.

AS A RESULT OF THE MERGER WITH PRIZE, OUR RISK PROFILE IS DIFFERENT FROM THAT OF MAGNUM HUNTER AND PRIZE BEFORE THE MERGER.

     We were relatively more active in onshore exploration and in offshore exploration and production than Prize, which did not engage in these activities. As a result, the combined company will have a different risk profile than either company had before the merger.

     The combined company's oil and gas business involves a variety of operating risks, including unexpected formations or pressures, uncontrollable flows of oil, gas, brine or well fluids into the environment (including groundwater contamination), blowouts, fires, explosions, pollution, marine hazards and other risks, any of which could cause personal injuries, loss of life, damage to properties and substantial losses. Although we carry, and will continue to carry, insurance at levels that we believe are reasonable, we will not be fully insured against all risks. We will not carry business interruption insurance except on rare occasions. Losses and liabilities arising from uninsured or under-insured events could materially affect the combined company's financial condition and operations.

THE PRICE OF OUR COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER WITH PRIZE.

     The number of issued shares of Magnum Hunter common stock increased substantially as a result of the merger with Prize, from 35,972,484 shares on March 1, 2002 to approximately 70,035,447 shares on a pro forma basis as of March 1, 2002, after taking into account the merger and assuming no warrants or options were exercised. If holders of a significant number of these new shares elect not to retain their shares, the market price of our common stock may vary sharply or decline for reasons unrelated to the financial performance of the combined company.

                  RISKS RELATED TO MAGNUM HUNTER COMMON STOCK

THE MARKET PRICE OF OUR COMMON STOCK AND OUR ABILITY TO RAISE EQUITY COULD BE ADVERSELY AFFECTED BY SALES OF SUBSTANTIAL AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET OR THE PERCEPTION THAT SUCH SALES COULD OCCUR.

     A substantial number of our shares are issuable upon the exercise of options and warrants. A substantial number of shares will be available for sale by our management and their affiliates under Rule 144, and by the Selling Stockholders, who collectively own approximately 23.3%% of our outstanding stock as of March 20, 2002, assuming all shares of Prize common stock issuable as a result of our merger with Prize have been exchanged for shares of our common stock under the shelf registration statement of which this document is a part.

     In addition, we will have a substantial number of shares that are freely transferable without restriction. We had approximately 70,062,447 shares of common stock issued and outstanding as of March 20, 2002 assuming all shares of Prize common stock issuable as a result of our merger with Prize were exchanged for shares of our common stock. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing and future market prices for our common stock and could impair our ability to raise capital through the sale of equity securities in the future.

WE HAVE NEVER PAID CASH DIVIDENDS ON OUR COMMON STOCK.

     We have not previously paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock in the foreseeable future. We intend to reinvest all available funds for the development of our business. In addition, our new credit facility and the indentures governing our 10% senior notes due 2007 and our 9.6% senior notes due 2012 restrict the payment of cash dividends on some types of securities.

WE HAVE OUTSTANDING PREFERRED STOCK AND HAVE THE ABILITY TO ISSUE MORE.

     Our common stock is subordinate to all outstanding classes of preferred stock in the payment of dividends and other distributions made with respect to the common stock, including distributions upon liquidation or dissolution of Magnum Hunter. Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock without first obtaining stockholder approval, except in limited circumstances. We have previously issued several series of preferred stock, although only the 1996 Series A Convertible Preferred Stock is currently outstanding. If we designate or issue other series of preferred stock, it will create additional securities that will have dividend and liquidation preferences over the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders' interest.

ANTI-TAKEOVER PROVISIONS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER.

     Our articles of incorporation and bylaws and Nevada law include provisions that may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include authorized "blank check" preferred stock, restrictions, under some circumstances, on business combinations with stockholders who own 10% or more of our common stock and restrictions, under some circumstances, on a stockholder's ability to vote the shares of our common stock it owns when it crosses specified thresholds of ownership. Our ability to issue preferred stock may also delay or prevent a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. Under some circumstances, the issuance of preferred stock could depress the market price of our common stock.

     In addition, in January 1998 we adopted a stockholder rights plan. Under the stockholder rights plan, the rights initially represent the right to purchase one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock for $35.00. The rights become exercisable only if a person or a group acquires or commences a tender offer for 15% or more of our common stock, a so-called "acquiring person." The stockholder rights plan was amended so that Natural Gas Partners V, L.P., one of the Selling Stockholders, would not be considered an "acquiring person" by reason of the merger with Prize. Until these rights become exercisable, they attach to and trade with our common stock. The rights issued under the stockholder rights plan expire January 20, 2008.

     In addition, a change of control, as defined under the indentures relating to our senior notes, would entitle the holders of those notes to put those notes to us under the indentures and would entitle the lenders to accelerate payment of outstanding indebtedness under our new credit facility. Both of these events could discourage takeover attempts by making such attempts more expensive.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including the documents incorporated by reference, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this document or the documents incorporated by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

     - benefits, effects or results of the merger with Prize;

     - cost reductions, operating efficiencies or synergies and the integration of operations in connection with the merger with Prize;

     - future stock market valuations;

     - tax and accounting treatment of the merger and the warrants offering;

     - repayment of debt;

     - business strategies;

     - expansion and growth of operations after the merger with Prize; and

     - future operating results and financial condition.

     We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including:

     - general economic and business conditions;

     - prices of oil and gas and industry expectations about future prices;

     - the business opportunities, or lack of opportunities, that may be presented to and pursued by us;

     - the ability to integrate the operations of Magnum Hunter and Prize; and

     - changes in laws or regulations.

     These factors are in addition to the risks described in the "Risk Factors" section of this document and the "Risk Factors" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of the documents incorporated by reference. Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                              SELLING STOCKHOLDERS

     The following table sets forth information as of March 20, 2002 with respect to (i) each Selling Stockholder's beneficial ownership of Magnum Hunter common stock prior to this offering, (ii) the number of shares of common stock which may be offered for sale in connection with this offering, and (iii) the number of shares of Magnum Hunter common stock to be beneficially owned by each Selling Stockholder after this offering (assuming the sale of all shares being offered).

                                      SHARES OF COMMON STOCK                   SHARES OF COMMON STOCK
                                        BENEFICIALLY OWNED                       BENEFICIALLY OWNED
                                        PRIOR TO OFFERING        SHARES OF         AFTER OFFERING
                                      ----------------------   COMMON STOCK    ----------------------
NAME OF SELLING STOCKHOLDER             NUMBER      PERCENT    TO BE OFFERED     NUMBER      PERCENT
---------------------------           -----------   --------   -------------   -----------   --------
Natural Gas Partners V, L.P.(1).....   13,317,052      19.0%     13,317,052             --         --]
G.F.W. Energy V, L.P.(2)............      100,000       0.1%        100,000             --         --
Philip B. Smith.....................    2,267,298       3.2%      2,267,298             --         --
Lon C. Kile.........................      648,349       0.9%        648,349             --         --
     Total..........................   16,332,699      23.3%     16,332,699             --         --
                                      ===========   ========    ===========    ===========   ========

---------------

(1) Excludes 100,000 shares held of record by its general partner, G.F.W. Energy V, L.P.

(2) Excludes 13,317,052 shares of record by Natural Gas Partners V, L.P. G.F.W. Energy V, L.P. serves as general partner of Natural Gas Partners V, L.P.

     The shares of common stock owned by the Selling Stockholders were acquired by them in the merger in exchange for their shares of common stock of Prize and represent all of the common stock issued in the merger to the Selling Stockholders. The Selling Stockholders were "affiliates" of Prize prior to the merger. Specifically, Natural Gas Partners V, L.P., together with its general partner, G.F.W. Energy V, L.P., owned approximately 42% of the outstanding stock of Prize immediately before the merger, Philip B. Smith (Trustee of the Philip
B. Smith Revocable Trust dated July 25, 1994) was the chairman of the board and chief executive officer of Prize immediately before the merger, and Lon C. Kile was the president and chief operating officer and a director of Prize immediately before the merger.

     Except for sales under a registration statement, Rule 145 under the Securities Act places certain restrictions on the transfer of the common stock acquired by affiliates of Prize in connection with the merger. Among other restrictions, Rule 145 places a limitation on the number of shares which affiliates of Prize may sell during any three-month period (which limitation lapses two years after the merger as to persons who did not become affiliates of Magnum Hunter) equal to the greater of 1% of Magnum Hunter's common stock or the average weekly trading volume in Magnum Hunter's common stock during the four calendar week period preceding the sale.

     The registration statement of which this document forms a part was filed with the SEC pursuant to a registration rights agreement between Magnum Hunter and the Selling Stockholders entered into in connection with the merger in which Magnum Hunter agreed to file a "shelf" registration statement under the Securities Act to enable the Selling Stockholders to offer and sell, from time to time, their common stock acquired in the merger. The registration statement also affords the Selling Stockholders the right (subject to certain limitations) to require Magnum Hunter to "piggyback" the Selling Stockholders' shares of common stock in any other registration statement filed by Magnum Hunter under the Securities Act prior to June 30, 2004, in connection with an underwritten public offering of its common stock. Magnum Hunter is to bear all costs of registration, other than underwriting discounts and commissions. The effectiveness of the registration statement of which this document forms a part is to be maintained until the shares have been disposed of, or all restrictions on the transfer of the shares existing under applicable securities laws have lapsed.

     The registration rights agreement also contains provisions by which Magnum Hunter is to indemnify the Selling Stockholders with respect to misstatements and omissions contained in any such filed registration statements (including the registration statement of which this document is a part) except those made in reliance upon information furnished by the Selling Stockholders (as to which Magnum Hunter is to be indemnified). The Selling Stockholders may also, in certain circumstances, assign their rights under the registration rights agreement.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock by the Selling Stockholders. We will, however, bear all expenses in connection with the filing of the registration statement of which this document forms a part, except that the Selling Stockholders will pay all discounts and commissions payable to underwriters, brokers or dealers.

                         MAGNUM HUNTER AFTER THE MERGER

     Magnum Hunter remains an independent, but substantially larger company headquartered in Irving, Texas following its merger with Prize. Our principal activity continues to be the exploration, acquisition, development and production of crude oil and natural gas. In addition, we continue to gather, transmit and market natural gas, and also to manage and operate producing oil and gas properties for third parties on a contract basis.

BUSINESS STRATEGY

     Our overall strategy is to increase our reserves, production, cash flow and earnings utilizing a properly balanced program of:

     - selective exploration;

     - the exploitation and development of acquired properties; and

     - strategic acquisitions of additional proved reserves.

     The following are key elements of our strategy:

     EXPLORATION. We plan to continue to participate in drilling Gulf of Mexico exploratory wells in an effort to add shorter-lived, higher output production to our reserve mix. The continued use of 3-D seismic information as a tool in our exploratory drilling in the Gulf of Mexico will be significant. We have recently built a substantial inventory of undrilled offshore lease blocks and have acquired the related 3-D seismic information. We will also attempt to align ourselves with other active Gulf of Mexico industry partners who have similar philosophies and goals with respect to a "fast track" program in placing new production online. This typically involves drilling wells near existing infrastructure such as production platforms, facilities and pipelines. We also maintain an active onshore exploration program primarily concentrated in West Texas and Southeastern New Mexico where we have various other operations. From time to time, we participate in higher risk new exploration projects generated by third parties in areas along the Gulf Coast of Texas and Louisiana.

     EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. As a result of the merger with Prize, we now have a substantial inventory of over 1,000 development/exploitation projects which include development drilling, workovers and recompletion opportunities. We will continue to seek to maximize the value of our existing properties through development activities including in-fill drilling, waterflooding and other enhanced recovery techniques. Typically, our exploitation projects do not have significant time limitations due to the existing mineral acreage being held by current production. By operating substantially all of our properties, our management is provided maximum flexibility with respect to the timing of capital expended to develop these opportunities.

     PROPERTY ACQUISITIONS. Although we currently have an extensive inventory of exploitation and development opportunities, we will continue to pursue strategic acquisitions which fit our objectives of increasing proved reserves in similar geographic regions that contain development or exploration potential combined with maintaining operating control. We plan to continue to pursue an acquisition strategy of acquiring long-lived assets where operating synergies may be obtained and production enhancements either on the surface or below ground may be achieved.

     MANAGEMENT OF OVERHEAD AND OPERATING COSTS. We will continue to emphasize strict cost controls in all aspects of our business and will continue to seek to operate our properties wherever possible. By operating approximately 80% of our properties, on a PV-10 basis, we will generally be able to control direct operating and drilling costs as well as to manage the timing of development and exploration activities. This control also provides greater flexibility as to the timing requirements to fund new capital expenditures. By strictly controlling Magnum Hunter's general and administrative expenses, management strives to maximize its net operating margin.

     EXPANSION OF GAS GATHERING AND PROCESSING OPERATIONS. We have implemented several programs to expand and increase the efficiency of our gas gathering systems and gas processing plants. We will consider opportunities to acquire or develop additional gas gathering and processing facilities that are associated with our current production.

PRO FORMA RESERVES AND PRODUCTION

     Our pre-merger oil and gas interests in the Permian Basin of West Texas and Southeastern New Mexico, the Mid-Continent area of Oklahoma and the Texas Panhandle and the onshore Gulf Coast area of South Texas and Louisiana were significantly enhanced by Prize's oil and gas interests in those same geographic areas. The merger has resulted in our having a more balanced product mix between oil and gas. As of December 31, 2000 the combined company would have had proved reserves of 71,341,000 MBbls of oil and 531,638 MMcf of gas (or 65,886 MBbls of oil and 500,293 MMcf of gas on that date using December 31, 2001 commodity prices) with a standardized measure of discounted future net cash flows of $1,926,268,000 at December 31, 2000 (or $612,288,000 using December 31, 2001 commodity prices) on a pro forma basis to take into account the merger. Average daily production for the combined company was 198,353 Mcfe for the year ended December 31, 2000 and 232,410 Mcfe for the nine months ended September 30, 2001 on this pro forma basis.

HEDGING

     Prize carried on more hedging activities than we have historically. Hedging activities, while intended to reduce sensitivity to changes in market prices of oil and gas, are subject to a number of risks including instances in which we or the counterparties to our hedging contracts could fail to perform. Additionally, the fixed price sales and hedging contracts limit the benefits the combined company will realize if actual prices rise above the contract price. We do not have any significant exposure under our existing hedges to the recently announced bankruptcy of Enron.

     The combined company will have a substantial amount of its 2002 and 2003 production hedged at prices which are currently favorable. Listed below is a summary of the combined company's commodity hedge position for 2002, 2003, and 2004 as in place on January 1, 2002. All prices are stated on an approximate NYMEX equivalent basis.

                                                                    WEIGHTED AVERAGE PRICE
                                                                            PER MCF
                                                    DAILY VOLUME    -----------------------
NATURAL GAS                                             MMCF        FLOOR          CEILING
-----------                                         ------------    ------         --------
2002.............................................       103         $3.44           $3.63
2003.............................................        65         $3.17           $3.59
2004.............................................        15         $3.01           $4.21

                                                                   WEIGHTED AVERAGE PRICE
                                                                           PER BBL
                                                    DAILY VOLUME   -----------------------
CRUDE OIL                                               BBLS        FLOOR         CEILING
---------                                           ------------   -------        --------
2002..............................................     5,750       $23.23          $26.14
2003..............................................     1,000       $21.25          $21.25
2004..............................................       n/a          n/a             n/a

MANAGEMENT

     Our board of directors, after taking into account the merger, consists of nine directors, seven of whom were directors of Magnum Hunter before the merger and two of whom were directors of Prize. The seven directors of Magnum Hunter who continue to be our directors are Gary C. Evans, Gerald W. Bolfing, Jerry Box, Jim Kneale, Matthew C. Lutz, John H. Trescot, Jr. and James E. Upfield. The two individuals who resigned as directors following the merger are David L. Kyle and Oscar C. Lindemann. The two directors of Prize who became directors of Magnum Hunter are James R. Lattimer III and Robert Kelley. The directors are elected for staggered three-year terms. Gary C. Evans, who served as the chairman of the board, president and chief executive officer of Magnum Hunter prior to the merger, has retained the same positions with the combined company. The principal executive officers of Magnum Hunter prior to the merger with Prize also remain the same. Executive officers are elected by our board of directors and serve at its discretion.

     Set forth below is selected information regarding the directors of Magnum Hunter following the merger.

     Gary C. Evans, age 44, has served as president, chief executive officer and a director of Magnum Hunter since December 1995 and as chairman of Magnum Hunter since September 2001. He has been chairman and chief executive officer of all of the Magnum Hunter subsidiaries since their formation or acquisition. In 1985, Mr. Evans formed the predecessor company, Hunter Resources, Inc., that became Magnum Hunter some ten years later. From 1981 to 1985, Mr. Evans was associated with the Mercantile Bank of Canada where he held various positions including vice president and manager of the Energy Division of the Southwestern United States. From 1978 to 1981, he served in various capacities with National Bank of Commerce including credit manager and credit officer. Mr. Evans serves on the board of directors of Novavax, Inc., an American Stock Exchange listed pharmaceutical company. He additionally serves on the board of the following three private Texas-based companies that Magnum Hunter owns various minority interests in: Swanson Consulting Services, Inc., a geological consulting firm; NGTS, LLC, a natural gas marketing company; and Aurion Technologies, Inc., a company that provides web-enabled automation to the oil and natural gas industry. He also serves as a trustee of TEL Offshore Trust, an OTC-listed oil and gas trust in which Magnum Hunter owns an approximate 42% interest.

     Gerald W. Bolfing, age 72, has been a director of Magnum Hunter since December 1995. Mr. Bolfing was appointed a director of Hunter Resources, Inc. in August 1993. He is an investor in the oil and gas business and a past officer of one of Hunter's former subsidiaries. From 1962 to 1980, Mr. Bolfing was a partner in Bolfing Food Stores in Waco, Texas. Mr. Bolfing was involved in American Service Company in Atlanta, Georgia from 1964 to 1965, and was active with Cable Advertising Systems, Inc. of Kerrville, Texas from 1978 to 1981. He joined a Hunter subsidiary in the well servicing business in 1981 where he remained active until its divestiture in 1992. Mr. Bolfing is on the board of directors of Capital Marketing Corporation of Hurst, Texas.

     Jerry Box, age 62, has served as a director of Magnum Hunter since March 1999. From February 1998 to March 1999, he served in the position of president and chief operating officer and as a director of Oryx Energy Company, now owned by Kerr McGee Corporation. From December 1995 to February 1998, he was executive vice president and chief operating officer of Oryx. From December 1994 through November 1995, he served as executive vice president, exploration and production of Oryx. Previously, he served as senior vice president, exploration and production of Oryx. Mr. Box attended Louisiana Tech University, where he received B.S. and M.S. degrees in geology, and is also a graduate of the Program for Management Development at the Harvard University Graduate School of Business Administration. Mr. Box served as an officer in the U.S. Air Force from 1961 to 1966. Mr. Box is a former member of the Policy Committee of the U.S. Department of the Interior's Outer Continental Shelf Advisory Board, past chairman and vice-chairman of the American Petroleum Institute's Exploration Affairs subcommittee, a former president of the Dallas Petroleum Club and a member of the Independent Petroleum Association of America.

     Robert Kelley, age 56, was a director of Prize from May 2001 until the merger. He is currently president of Kellco Investments Inc., a private investment company. From 1986 through October 2000, Mr. Kelley served as president and chief executive officer of Noble Affiliates, Inc., an independent energy company with domestic and international exploration and production operations. From 1992 through April 2001, Mr. Kelley also served as chairman of the board of Noble Affiliates, and he was a director of Noble Affiliates from 1986 through April 2001. He held various financial and operational positions with Noble Affiliates and its subsidiaries from 1975 until his election as president in 1986. Mr. Kelley also serves as a director of OGE Energy Corp., the parent company of OG&E Electric Services, Oklahoma's largest electric utility; Enogex, Inc., a natural gas pipeline, processing and energy marketing business; Lone Star

Technologies, Inc., a leading manufacturer of oilfield tubular products; and Continental Resources, Inc., a privately held exploration and production company active primarily in the Rocky Mountain and Mid-Continent regions of the United States. Mr. Kelley received his B.B.A from the University of Oklahoma in 1973 and is a certified public accountant.

     Jim Kneale, age 50, has served as a director of Magnum Hunter since September 2000. Mr. Kneale is currently employed by ONEOK, Inc., as senior vice president, chief financial officer and treasurer and has been such since January 2001. He is responsible for the finance, tax and accounting, internal audit and risk control functions for ONEOK. Mr. Kneale joined ONEOK in 1981 as vice president of ONEOK Drilling Company. He became vice president of Energy Companies of ONEOK later in 1981 and was named vice president of accounting for Oklahoma Natural Gas Company, a division of ONEOK, Inc., in 1992. Mr. Kneale became vice president of the Tulsa District of Oklahoma Natural Gas in 1994, vice president for ONEOK Resources in 1996, and president of Oklahoma Natural Gas in 1997. He was elected to the chief financial officer position in 1999. Mr. Kneale is a member of the American Institute of Certified Public Accountants and the Oklahoma Society of CPAs. Mr. Kneale serves on the board of directors of the YMCA of Greater Tulsa, the Tulsa Boys' Home, Tulsa Community College Foundation, and the Advisory Board of the Oklahoma Blood Institute. A certified public accountant, Mr. Kneale received his accounting degree from West Texas A&M University in 1973.

     James R. Lattimer III, age 55, was a director of Prize from October 2000 until the merger. Over the past eight years, Mr. Lattimer has been the chairman and chief executive officer of Explore Horizons, Incorporated, a privately held exploration and production company based in Dallas, Texas. Previously, Mr. Lattimer was co-head of the regional office of what is now The Prudential Capital Group in Dallas, Texas, which handled energy and other financing for The Prudential Insurance Company. In addition, Mr. Lattimer's prior experience has included senior executive positions with several private energy companies, consulting with the firm of McKinsey & Co., service as an officer in the United States Army Signal Corps., and several directorships. Mr. Lattimer received a B.A. degree in economics from Yale University and an M.B.A. from Harvard University. He is a Chartered Financial Analyst.

     Matthew C. Lutz, age 66, retired as chairman of Magnum Hunter on September 1, 2001 after having served in that capacity since March 1997 and after having previously served as vice chairman of Magnum Hunter from December 1995 to March 1997. Mr. Lutz also previously served as executive vice president of Magnum Hunter from December 1995 to September 2001. Mr. Lutz held similar positions with Hunter Resources, Inc. from September 1993 until October 1996. From 1984 through 1992, Mr. Lutz was senior vice president of exploration and a director of Enserch Exploration, Inc., with responsibility for its worldwide oil and gas exploration and development program. Prior to joining Enserch, Mr. Lutz spent 28 years with Getty Oil Company. He advanced through several technical, supervisory and managerial positions which gave him various responsibilities including exploration, production, lease acquisition, administration and financial planning.

     John H. Trescot, Jr., age 77, has served as a director of Magnum Hunter since June 1997. Mr. Trescot is the principal of AWA Management Corporation, a consulting firm specializing in financial evaluations for companies and entities such as the Overseas Private Investment Corp. Mr. Trescot began his professional career as an engineer with Shell Oil Company. Later, Mr. Trescot joined Hudson Pulp & Paper Corp. (now a part of Georgia-Pacific Corp.) where he served 19 years in various positions in woodlands and pulp and paper, advancing to the position of senior vice president for its Southern Operations. Mr. Trescot then became vice president of The Charter Company, a multi- billion dollar corporation with operations in oil, communications and insurance. In 1979, Mr. Trescot became the chief executive officer of JARI, a timber, pulp and mining operation in the Amazon Basin of Brazil. During 1982-89, while he was the chief executive officer of TOT Drilling Corp., TOT drilled many deep wells in West Texas and New Mexico for major and independent oil companies. Mr. Trescot received his BME degree from Clemson University and his M.B.A. from Harvard University.

     James E. Upfield, age 80, has served as a director of Magnum Hunter since December 1995. Mr. Upfield was appointed a director of Hunter Resources, Inc., in August 1992. Mr. Upfield is chairman of Temtex Industries, Inc., a public company based in Dallas, Texas, that produces consumer hard goods and building materials. In 1969, Mr. Upfield served on a select Presidential Committee overseeing postal operations of the United States of America. He later accepted the responsibility for the Dallas region, which encompassed Texas and Louisiana. From 1959 to 1967, Mr. Upfield was president of Baifield Industries, Inc. and its predecessor, a company he founded in 1949 which merged with Baifield in 1963. Baifield was engaged in prime government contracts for military systems and sub-systems in the production of high-strength, light-weight metal products.

                  NEW FINANCINGS IN CONNECTION WITH THE MERGER

NEW SENIOR SECURED CREDIT FACILITY

     In connection with our merger with Prize, we established a new senior credit facility secured by the assets of the combined company and on the terms described below.

General

     We originally received a commitment from financial institutions to provide a total of up to $500.0 million of bank financing which would be available to finance the cash component of the merger with Prize, refinance the outstanding indebtedness under the existing credit facilities of both Magnum Hunter and Prize and provide for our ongoing operating and general corporate needs. Upon completing the sale of the senior notes due 2012 and the Prize merger, a new credit facility has been established with an initial borrowing base expected to be $300.0 million (but, in any event, not less than $275.0 million). The new credit facility amends and restates our existing senior credit facility and replaces the existing senior credit facilities of both Magnum Hunter and Prize.

     The new credit facility will mature in three years with no required principal payments until maturity, provided the outstanding principal does not exceed the borrowing base determination established from time-to-time by the lenders. Amounts under the new credit facility may be repaid and reborrowed prior to the final maturity date.

     Availability under the new credit facility is governed by a borrowing base, which is based on the value of certain of our proved reserves of oil and natural gas.

     Bankers Trust Company, a subsidiary of Deutsche Bank AG and an affiliate of Deutsche Banc Alex. Brown Inc., is the administrative agent for the new credit facility; an affiliate of CIBC World Markets Corp. is the syndication agent; and BNP Paribas is the documentation agent.

Guarantees; Security

     All of our existing, wholly owned material subsidiaries, including those added through the Prize merger, other than Hunter Butcher and Bluebird, or any newly formed successor to their assets, are "restricted subsidiaries" under the new credit facility, as will be certain future subsidiaries. These restricted subsidiaries have guaranteed the new credit facility. The new credit facility and related guarantees, and any permitted commodity or interest rate hedging agreements with any new credit facility lender, will be secured by a first priority lien on substantially all assets owned now or in the future by Magnum Hunter and our restricted subsidiaries. We also pledged all of the stock of each of our restricted subsidiaries.

Interest; Fees

     Interest under the new credit facility is payable at rates per annum equal to, at our option (i) a base rate equal to the higher of Bankers Trust Company's prime rate, or the overnight federal funds rate plus 0.5%, plus, in each case, the applicable margin spread; or (ii) the Eurodollar rate plus the applicable margin spread. Unused commitment fees are due quarterly.

     The applicable margin spread and the per annum percentage used to calculate the unused commitment fee will be determined by reference to a pricing schedule which is based upon our usage of our borrowing base under the new credit facility. The applicable margin for Eurodollar loans ranges between 125 basis points and 225 basis points per annum, depending upon the pricing schedule. Undrawn commitment fees generally range between 25 basis points and 37.5 basis points per annum.

     Base rate loans may be prepaid at any time without a premium or penalty. Eurodollar loans may be prepaid prior to the end of the applicable interest period upon our reimbursement of certain breakage costs.

     We have the ability to issue letters of credit under the new credit facility.

Covenants and Events of Default

     The new credit facility contains affirmative and negative covenants customary for agreements of this type, including, among others, covenants restricting our ability to:

     - incur additional indebtedness;

     - create liens on our assets;

     - make certain investments and loans;

     - pay dividends and other distributions;

     - consolidate, merge or sell assets;

     - engage in certain hedging activities; and

     - change the character of our business.

     We are also required to comply with certain financial tests and maintain certain financial ratios. These financial tests and ratios include requirements to maintain

     - a maximum leverage ratio;

     - a minimum interest coverage ratio; and

     - a minimum current ratio.

     The new credit facility also includes customary events of default. Events of default under the new credit facility include non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations and warranties in any material respect, bankruptcy and insolvency events, cross-defaults and a default in the event of a change of control. An event of default under the new credit facility will permit the lenders to accelerate the maturity of the indebtedness under the facility, and may result in one or more cross-defaults under other indebtedness of Magnum Hunter, including our 10% senior notes due 2007 and our 9.6% senior notes due 2012. Similarly, a default under the indentures governing our 10% senior notes or our 9.6% senior notes due 2012 will constitute an event of default under the new credit facility.

SENIOR NOTES DUE 2012

General

     In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012. These notes are in addition to the $140 million of 10% senior notes due 2007 that we issued in 1997, of which approximately $129.5 million was outstanding as of December 31, 2001. Interest on the 9.6% senior notes due 2012 will accrue and be payable semiannually in cash. We used the proceeds from this senior notes offering, along with borrowings under the new credit facility, to refinance the outstanding indebtedness under the then existing senior credit facilities of both Magnum Hunter and Prize, fund the cash component of the consideration in our merger with Prize and pay costs and fees associated with the merger.

Certain Covenants

     The indenture governing our new senior notes contains various restrictive covenants that limit our management's discretion in operating our business. In particular, these covenants limit our ability to, among other things:

     - incur additional debt;

     - make restricted payments, including prepaying outstanding debt and paying dividends on, redeeming or repurchasing our capital stock;

     - make investments or acquisitions;

     - have our subsidiaries issue preferred stock;

     - grant liens on assets;

     - sell our assets;

     - engage in transactions with affiliates;

     - conduct any business outside of the oil and natural gas business; and

     - merge, consolidate or transfer substantially all of our assets.

Under some circumstances, including if we fail to meet certain financial tests, the indenture governing the senior notes prohibits us from borrowing the full amount of availability under the new credit facility.

General Description of Notes

     Our 9.6% senior notes due 2012 are unsecured senior obligations of Magnum Hunter ranking pari passu in right of payment to all unsubordinated indebtedness of Magnum Hunter and rank senior in right of payment to all subordinated indebtedness of Magnum Hunter. Substantially all of our subsidiaries unconditionally guaranteed, and some of our future subsidiaries may unconditionally guarantee, the senior notes. The guarantees are unsecured senior obligations of the subsidiary guarantors and rank pari passu in right of payment to all unsubordinated indebtedness of the subsidiary guarantors and rank senior in right of payment to all subordinated indebtedness of the subsidiary guarantors. However, the senior notes are effectively subordinated to secured indebtedness of Magnum Hunter and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness. As of September 30, 2001, on a pro forma basis after giving effect to the merger and the consummation of the financings relating to the merger, the combined company would have had approximately $169.9 million of secured indebtedness outstanding.

Redemption

     Our new senior notes are redeemable, at our option, in whole at any time or in part from time to time, on and after March 15, 2007, upon not less than 30 nor more than 60 days' notice, at various redemption prices as provided in the indenture.

     At any time, or from time to time, on or prior to March 15, 2005, we may also, at our option, use all or a portion of the net cash proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the senior notes at a redemption price equal to 109.6% of the aggregate principal amount of the senior notes to be redeemed, plus accrued interest, if any, to the date of redemption; provided, that:

     - at least 65% of the aggregate principal amount of the senior notes issued under the indenture remain outstanding immediately after giving effect to any such redemption; and

     - we make such redemption not more than 60 days after the completion of any such equity offering.

Change of Control

     The indenture provides that upon the occurrence of a change of control, each senior note holder will have the right to require us to purchase all or a portion of such holder's senior notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, on the senior notes to the date of purchase.

Events of Default

     The following events are defined in the indenture as "events of default:"

     - the failure to pay interest on any senior notes when they become due and payable and the default continues for a period of 30 days;

     - the failure to pay the principal on any senior notes, when the principal becomes due and payable, at maturity, upon redemption or otherwise, including the failure to make a payment to purchase any senior notes tendered pursuant to a change of control event;

     - a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after we receive written notice specifying the default from the trustee or the holders of at least 25% of the outstanding principal amount of the senior notes;

     - a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of Magnum Hunter or of any restricted subsidiary of ours, or the payment of which is guaranteed by us or any restricted subsidiary of ours, aggregating at least $10 million, which default:

      - is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness after any applicable grace period provided in such indebtedness on the date of such default; or

      - results in the acceleration of such indebtedness prior to its express maturity;

     - one or more judgments in an aggregate amount in excess of $10 million, unless covered by insurance by a reputable insurer as to which the insurer has not disclaimed coverage, shall have been rendered against us or any of our restricted subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of at least 60 days after such judgment or judgments become final and non-appealable;

     - certain events of bankruptcy affecting us or any of our significant subsidiaries; or

     - any of the guarantees ceases to be in full force and effect or any of the guarantees is declared to be null and void or invalid and unenforceable or any of the subsidiary guarantors denies or disaffirms its liability under its guarantees.

     The indenture provides that, if an event of default shall occur and be continuing, the trustee or the senior note holders of at least 25% in principal amount of outstanding senior notes may declare the senior notes to be due and payable, provided that any event of default resulting from the bankruptcy of Magnum Hunter or any of our significant subsidiaries shall immediately cause all senior notes to be due and payable.

     Senior note holders of a majority in principal amount of the senior notes may rescind and cancel any declaration of acceleration and its consequences, under certain circumstances.

Legal Defeasance and Covenant Defeasance

     We may, at our option and at any time, elect to have our obligations and the corresponding obligations of the subsidiary guarantors discharged with respect to the outstanding senior notes, which we refer to in this document as "legal defeasance."

     In addition, we may, at our option and at any time, elect to have our obligations released with respect to some of the covenants that are described in the indenture, which we refer to in this document as "covenant defeasance," and thereafter any omission to comply with such obligations shall not constitute a default or event of default with respect to the senior notes.

     In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee, in trust, for the benefit of the senior note holders cash in United States dollars, non-callable United States government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the senior notes on the stated date for their payment or on the applicable redemption date, as the case may be, and such other documents, opinions and agreements as set forth in the indenture.

Satisfaction and Discharge

     The indenture will be discharged as to all outstanding senior notes when:

     - either:

      - all of the senior notes have been delivered to the trustee for cancellation; or

      - all senior notes not delivered to the trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the senior notes; or

     - we have paid all other sums payable by it under the indenture.

Modification of the Indenture

     From time to time, we, the subsidiary guarantors and the trustee, without the consent of the senior note holders, may amend the indenture for specified purposes, including curing ambiguities, defects or inconsistencies, to comply with any requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act or to make any change that would provide any additional benefit or rights to the senior note holders or that does not adversely affect the rights of any senior note holder.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the American Stock Exchange under the symbol "MHR." The following table shows the quarterly high and low sales price per share for our common stock for the periods indicated.

                                                               HIGH       LOW
                                                              -------    ------
2000
  First quarter.............................................  $  4.125   $ 2.50
  Second quarter............................................     6.6875    3.00
  Third quarter.............................................     9.375     5.75
  Fourth quarter............................................    11.00      6.50
2001
  First quarter.............................................    13.90     10.11
  Second quarter............................................    12.48      8.11
  Third quarter.............................................     9.69      7.70
  Fourth quarter............................................    11.30      7.53
2002
  First quarter (through March 19, 2002)....................     8.40      6.65

     On March 19, 2002 the last reported sale price of our common stock on the American Stock Exchange was $7.80 per share. As of March 19, 2002, there were 3,241 record holders of Magnum Hunter common stock and at the effective time of the merger there were approximately 416 shareholders of Prize.

     We have never paid cash dividends. Our management intends to retain all available earnings for use in our business and does not anticipate paying any cash dividends on our common stock at any time in the foreseeable future. In addition, our ability to pay cash dividends is and will continue to be restricted by the covenants related to our debt.

        UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 and the unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and for the year ended December 31, 2000, are based on the historical consolidated financial statements of Magnum Hunter and Prize, adjusted to give effect to the merger and the related financings, including the issuance of $300 million of 9.6% senior notes due 2012, borrowings under the new credit facility and the application of estimated net proceeds therefrom.

     The historical balance sheet and results of operations information for Magnum Hunter has been derived from Magnum Hunter's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The historical balance sheet and results of operations information for Prize has been derived from Prize's audited and unaudited consolidated financial statements for the periods presented, which are incorporated by reference in this document. The unaudited condensed pro forma consolidated balance sheet has been prepared assuming the merger was consummated on September 30, 2001. The unaudited condensed pro forma consolidated income statements have been prepared assuming that the merger was consummated on January 1, 2000. The pro forma adjustments are described in the accompanying notes and are based upon available information and current assumptions.

     The unaudited condensed pro forma consolidated financial statements do not purport to represent what the financial position or results of operations of Magnum Hunter actually would have been had the merger occurred on the dates indicated or to project Magnum Hunter's financial position or results of operations for any future date or period. Furthermore, the unaudited condensed pro forma consolidated financial statements do not reflect any cost savings or other synergies which may result from the merger or any other changes which may occur as the result of post-combination activities and other matters. In addition, the unaudited condensed pro forma consolidated income statements exclude non-recurring charges directly attributable to the merger that will be charged to operations in the first quarter of 2002.

     The unaudited condensed pro forma consolidated financial statements and the related notes should be read in conjunction with the historical consolidated financial statements of Magnum Hunter, including the related notes, and the historical consolidated financial statements of Prize, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," of Magnum Hunter and Prize, all of which are incorporated by reference in this document.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                          YEAR ENDED DECEMBER 31, 2000

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   106,052    $   149,489    $     --       $   255,541
  Gas gathering, marketing, and
     processing.........................        20,010             --          --            20,010
  Oilfield management services..........         1,448             --          --             1,448
                                           -----------    -----------    --------       -----------
          Total operating revenues......       127,510        149,489          --           276,999
                                           -----------    -----------    --------       -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        16,401         31,996          --            48,397
  Production taxes and other costs......        12,558         14,376          --            26,934
  Gas gathering, marketing and
     processing.........................        15,685             --          --            15,685
  Oilfield management services..........           903             --          --               903
  Depreciation, depletion and
     amortization.......................        25,556         25,472      14,133(a)         65,161
  Gain on sale of assets................           (28)            --          --               (28)
  General and administrative............         6,106          9,162          --(b)         15,268
                                           -----------    -----------    --------       -----------
          Total operating costs and
            expenses....................        77,181         81,006      14,133           172,320
                                           -----------    -----------    --------       -----------
Operating profit........................        50,329         68,483     (14,133)          104,679
  Equity in earnings of affiliate.......         1,307             --          --             1,307
  Other income..........................           477            775          --             1,252
  Interest expense......................       (22,298)       (17,604)    (10,835)(c)       (50,737)
                                           -----------    -----------    --------       -----------
Income before income taxes..............        29,815         51,654     (24,968)           56,501
Provision for income taxes..............        (7,555)       (19,112)      9,238(d)        (17,429)
                                           -----------    -----------    --------       -----------
Net income (loss).......................        22,260         32,542     (15,730)           39,072
  Preferred dividends...................        (9,708)          (459)         --           (10,167)
                                           -----------    -----------    --------       -----------
Income from continuing operations
  available to common stockholders......   $    12,552    $    32,083    $(15,730)      $    28,905
                                           ===========    ===========    ========       ===========
Income per common share -- basic(h).....   $      0.60    $      2.60                   $      0.53
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.51    $      2.29                   $      0.50
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    20,856,854     12,333,989                    54,919,817
  Diluted...............................    32,834,270     14,204,462                    66,897,233

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

          UNAUDITED CONDENSED PRO FORMA CONSOLIDATED INCOME STATEMENT
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                          MAGNUM HUNTER      PRIZE       PRO FORMA     MAGNUM HUNTER
                                           HISTORICAL     HISTORICAL    ADJUSTMENTS      PRO FORMA
                                          -------------   -----------   -----------    -------------
                                               (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)
Operating revenues
  Oil and gas sales.....................   $   107,154    $   145,712    $     --       $   252,866
  Gas gathering, marketing, and
     processing.........................        15,707             --          --            15,707
  Oil field management services.........         1,394             --          --             1,394
                                           -----------    -----------    --------       -----------
          Total operating revenues......       124,255        145,712          --           269,967
                                           -----------    -----------    --------       -----------
Operating costs and expenses
  Oil and gas production lifting
     costs..............................        14,995         32,309          --            47,304
  Production taxes and other costs......         9,913         14,021          --            23,934
  Gas gathering, marketing and
     processing.........................        14,086             --          --            14,086
  Oilfield management services..........           955             --          --               955
  Depreciation, depletion and
     amortization.......................        29,319         27,194       6,852(a)         63,365
  Gain on sale of assets................            (4)            --          --                (4)
  General and administrative............         5,817          9,232          --(b)         15,049
                                           -----------    -----------    --------       -----------
          Total operating costs and
            expenses....................        75,081         82,756       6,852           164,689
                                           -----------    -----------    --------       -----------
Operating profit........................        49,174         62,956      (6,852)          105,278
  Equity in earnings of affiliate.......         1,189             --          --             1,189
  Other income..........................           224          5,455          --             5,679
  Interest expense......................       (14,244)       (13,474)    (11,217)(c)       (38,935)
                                           -----------    -----------    --------       -----------
Income before income taxes..............        36,343         54,937     (18,069)           73,211
Provision for income taxes..............       (13,765)       (20,327)      6,686(d)        (27,406)
                                           -----------    -----------    --------       -----------
Income from continuing operations
  available to common stockholders......   $    22,578    $    34,610    $(11,383)      $    45,805
                                           ===========    ===========    ========       ===========
Income per common share -- basic(h).....   $      0.65    $      2.71                   $      0.67
                                           ===========    ===========                   ===========
Income per common share -- diluted(h)...   $      0.61    $      2.54                   $      0.64
                                           ===========    ===========                   ===========
Common shares used in per share
  calculation
  Basic.................................    34,790,222     12,791,211                    68,853,185
  Diluted...............................    37,178,592     13,622,983                    71,531,424

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

            UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 2001

                                     ASSETS

                                                       MAGNUM HUNTER     PRIZE       PRO FORMA    MAGNUM HUNTER
                                                        HISTORICAL     HISTORICAL   ADJUSTMENTS     PRO FORMA
                                                       -------------   ----------   -----------   -------------
                                                                      (IN THOUSANDS OF DOLLARS)

Current assets
  Cash and cash equivalents..........................    $   3,080      $  5,150     $     --      $    8,230
  Accounts receivable
    Trade, net of allowance..........................       19,844        27,842           --          47,686
    Other............................................           25            --           --              25
  Derivative assets..................................        3,085        19,607           --          22,692
  Prepaid and other..................................        3,914        10,181           --          14,095
                                                         ---------      --------     --------      ----------
         Total current assets........................       29,948        62,780           --          92,728
                                                         ---------      --------     --------      ----------
Property, plant, and equipment
  Oil and gas properties, full cost method
    Unproved.........................................       19,541            --      113,000(e)      132,541
    Proved...........................................      505,182       397,770       26,230(e)      929,182
  Pipelines and other................................       16,230         2,431           --          18,661
                                                         ---------      --------     --------      ----------
  Total property, plant, and equipment...............      540,953       400,201      139,230       1,080,384
    Accumulated depreciation, depletion,
      amortization, and impairment...................     (157,183)           --           --        (157,183)
                                                         ---------      --------     --------      ----------
  Net property, plant and equipment..................      383,770       400,201      139,230         923,201
                                                         ---------      --------     --------      ----------
Intangible and other assets
  Goodwill...........................................           --            --       90,859(e)       90,859
  Deposits and other assets..........................        4,701        14,710       (2,300)(e)      27,619
                                                                                       (1,200)(g)
                                                                                       11,708(f)
  Investment in unconsolidated affiliates............        9,654            --           --           9,654
                                                         ---------      --------     --------      ----------
         Total assets................................    $ 428,073      $477,691     $238,297      $1,144,061
                                                         =========      ========     ========      ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities
  Trade payables and accrued liabilities.............    $  35,810      $ 22,127     $  8,000(e)   $   66,893
                                                                                        1,400(e)
                                                                                         (444)(g)
  Derivative liabilities.............................          903           462           --           1,365
  Current maturities of long-term debt...............           20            --           --              20
                                                         ---------      --------     --------      ----------
         Total current liabilities...................       36,733        22,589        8,956          68,278
                                                         ---------      --------     --------      ----------
Long-term liabilities
  Long-term debt.....................................      266,056       250,819     (387,375)(e)     599,434
                                                                                      169,934(e)
                                                                                      300,000(e)
  Production payment liability.......................          215            --           --             215
  Deferred income taxes payable......................        7,399        41,313       48,787(e)       97,499
Stockholders' equity
  Preferred stock....................................            1            --           --               1
  Common stock.......................................           72           146          (78)(e)         140
  Additional paid-in-capital.........................      152,295        96,287      165,366(e)      413,948
  Accumulated other comprehensive loss...............         (319)       23,802      (23,802)(e)        (319)
  Accumulated deficit................................      (27,878)       74,895      (74,895)(e)     (28,634)
                                                                                         (756)(g)
  Receivable from stockholder........................         (742)           --           --            (742)
  Unearned common stock in ESOP, at cost.............       (3,529)           --           --          (3,529)
                                                         ---------      --------     --------      ----------
                                                           119,900       195,130       65,835         380,865
  Treasury stock, at cost............................       (2,230)      (32,160)      32,160(e)       (2,230)
                                                         ---------      --------     --------      ----------
         Total stockholders' equity..................      117,670       162,970       97,995         378,635
                                                         ---------      --------     --------      ----------
         Total liabilities and stockholders'
           equity....................................    $ 428,073      $477,691     $238,297      $1,144,061
                                                         =========      ========     ========      ==========

    See accompanying notes to the unaudited pro forma consolidated financial statements.

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The unaudited condensed pro forma consolidated financial statements have been prepared to give effect to the merger of Magnum Hunter and Prize. The merger will be accounted for as an acquisition of Prize by Magnum Hunter using the purchase method of accounting. Under this accounting method, Magnum Hunter will record Prize's assets and liabilities at their fair values, and if the purchase price exceeds the total of these fair values, Magnum Hunter will record the excess as goodwill.

     The unaudited condensed pro forma consolidated balance sheet as of September 30, 2001 is presented as if the merger occurred on that date. The unaudited condensed pro forma consolidated income statements for the nine months ended September 30, 2001 and the year ended December 31, 2000 are presented as if the merger had occurred on January 1, 2000.

     Prize had certain outstanding warrants that by their terms became exercisable for the merger consideration as a result of the merger with Prize. Additionally, Magnum Hunter has distributed to its stockholders of record as of January 10, 2002, warrants to purchase up to 7,228,457 shares of Magnum Hunter common stock at $15.00 per share. Because the exercise prices of these warrants are greater than the current market price of the Magnum Hunter common stock, which would be received upon exercise, and, with respect to the Prize warrants, the cash component of the merger consideration payable on exercise, we have assumed that no proceeds will be received by Magnum Hunter from the exercise of any of these warrants for purposes of the pro forma financial statements.

(2) PRO FORMA ADJUSTMENTS

     (a) Reflects the incremental increase in depreciation, depletion and amortization as a result of applying full cost accounting used by Magnum Hunter rather than successful efforts accounting used by Prize.

     In addition, depreciation, depletion and amortization has been computed using the unit of production method and reflects Magnum Hunter's increased investment in oil and natural gas properties using purchase accounting, which excludes $113.0 million of the Prize acquisition price which Magnum Hunter has initially classified as unproved properties. This calculation utilized the initial allocation of purchase price described below. An increase or decrease in the fair value allocated to proved oil and gas properties will impact the calculation of depreciation, depletion and amortization. Initial estimates of proved reserves were used in calculating the depreciation, depletion and amortization rate.

     (b) Although management expects to achieve some efficiencies in consolidation of the general and administrative functions, firm plans have not yet been determined and, therefore, no adjustments have been included in the pro forma income statements.

     (c) Reflects a net increase for the periods presented to reflect the impact of the refinancing of the existing credit facilities of Magnum Hunter and Prize, payment of the cash component of the Prize merger consideration and payment of Prize merger transaction costs with the proceeds of the 9.6% senior notes due 2012 and borrowings under the new credit facility, in each case upon the closing of the merger between Magnum Hunter and Prize. The assumed weighted average interest rate for the year ended December 31, 2000 is 9.94% and for the nine months ended September 30, 2001 is 9.08%.

     (d) Reflects the estimated tax effect of the pro forma adjustments for the year ended December 31, 2000 and the nine months ended September 30, 2001 at a rate of 37%.

     (e) In connection with the merger, Prize stockholders will receive, for each share of Prize common stock they own, 2.5 shares of Magnum Hunter common stock and a cash payment of $5.20 per share for

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

total consideration of $24.00 per share, based on the average price of Magnum Hunter common stock before the merger as determined in the merger agreement.

     The following summarizes the total assumed purchase price and related preliminary allocation to the net assets acquired (in thousands):

Total Net Purchase Price:
  Fair value of 34,062,963 shares of Magnum Hunter common
     stock issued based on an average price of $7.52 per
     share (assuming exercise of outstanding Prize stock
     options)...............................................  $ 256,153
  Cash consideration........................................     70,851
  Fair value of Prize warrants..............................      5,568
  Severance payments........................................      8,000
  Estimated Magnum Hunter transaction related costs.........      1,400
                                                              ---------
       Total................................................  $ 341,972
                                                              =========
Net Preliminary Purchase Price Allocation:
  Net purchase price........................................  $ 341,972
  Historical net assets acquired............................   (162,970)
                                                              ---------
  Excess purchase price.....................................    179,002
  Adjustment of proved oil and gas properties to fair
     value..................................................    (26,230)
  Adjustment of unproved oil and gas properties to fair
     value..................................................   (113,000)
  Write-off of historical Prize deferred financing costs....      2,300
  Additional deferred income taxes..........................     48,787
                                                              ---------
       Excess purchase price allocated to goodwill..........  $  90,859
                                                              =========

     Magnum Hunter has not completed its final assessment of the fair value of assets and liabilities of Prize and the related business integration plans. Magnum Hunter expects that the ultimate purchase price may include additional adjustments to the fair value of the acquired assets and liabilities. Accordingly, to the extent that such adjustments impact the fair value of oil and gas properties, such differences will impact the calculation of depreciation, depletion and amortization.

     The allocation of purchase price to proved and unproved oil and gas properties is based on internal engineering reports. These reports are based upon Magnum Hunter's review of Prize's production histories and other geological, economic, ownership and engineering data.

     On June 29, 2001, the Financial Accounting Standards Board issued a new business combinations financial accounting standard and a new goodwill and intangible asset financial accounting standard. The new business combinations financial accounting standard and the portion of the new intangible asset financial accounting standard related to the elimination of the requirement to amortize goodwill are effective for acquisitions completed after June 30, 2001 and therefore no amortization for goodwill has been included for the purchase of Prize. Instead, goodwill will be subject to an annual impairment test.

     The treasury stock of Prize was cancelled as a condition of the merger agreement.

     (f) In connection with our merger with Prize, we issued $300 million of 9.6% senior notes due 2012 and established a new credit facility with an initial borrowing base expected to be $300 million (and, in any event, at least $275 million). Proceeds from the senior notes offering and initial borrowings under the new credit facility were used to refinance the outstanding indebtedness under the existing senior credit

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

facilities of Magnum Hunter and Prize, fund the cash component of the merger consideration in the merger with Prize and pay costs and fees associated with the merger. The pro forma financial statements include additional interest expense relating to the 9.6% senior notes due 2012 and the new credit facility. There can be no assurance that actual interest rates will approximate the assumed interest rates used for these pro forma financial statements. Magnum Hunter expects to incur approximately $11.7 million of deferred financing costs in connection with the 9.6% senior notes due 2012 and the new credit facility.

     (g) In connection with the refinancing of the then-existing credit facilities, Magnum Hunter recorded an extraordinary loss of $1.2 million ($756,000, net of tax), related to the write-off of unamortized deferred financing costs of the old credit facilities.

     (h) Basic net income from continuing operations per common share is computed by dividing the net income from continuing operations attributable to common stockholders by the weighted average number of shares of Magnum Hunter common stock outstanding during the period and adjusted for the pro forma common stock issued as a result of the merger. Diluted net income from continuing operations per common share is calculated in the same manner, but also considers the impact to net income from continuing operations and common shares for the potential dilution from stock options, stock warrants and any other outstanding convertible securities.

(3) SUPPLEMENTAL OIL AND GAS RESERVE AND STANDARDIZED MEASURE INFORMATION

     The following table presents the pro forma estimate of the proved oil and gas reserves as of December 31, 2000 for Magnum Hunter.

                    ESTIMATED QUANTITIES OF PROVED RESERVES

                                                                            PRO FORMA
OIL/LIQUIDS (MBBLS)                             MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
-------------------                             -------------    ------   -------------
Proved reserves...............................     22,303        49,038      71,341
Proved developed reserves.....................     13,923        36,383      50,306
Proved undeveloped reserves...................      8,380        12,655      21,035

                                                                            PRO FORMA
GAS (MMCF)                                      MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
----------                                      -------------   -------   -------------
Proved reserves...............................     233,208      298,430      531,638
Proved developed reserves.....................     179,697      223,977      403,674
Proved undeveloped reserves...................      53,511       74,453      127,964

                                                                            PRO FORMA
TOTAL EQUIVALENT (MMCFE)                        MAGNUM HUNTER    PRIZE    MAGNUM HUNTER
------------------------                        -------------   -------   -------------
Proved reserves...............................     367,029      592,658      959,687
Proved developed reserves.....................     263,235      442,275      705,510
Proved undeveloped reserves...................     103,791      150,383      254,174

     Estimated quantities of proved net reserves include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at December 31, 2000, under existing regulatory practices and with conventional equipment and operating methods. Proved developed reserves represent only those reserves expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves include those reserves expected to be recovered from new wells on

                         MAGNUM HUNTER RESOURCES, INC.

              NOTES TO UNAUDITED CONDENSED PRO FORMA CONSOLIDATED
                      FINANCIAL STATEMENTS -- (CONTINUED)

undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

     Oil and gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of the available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revisions of previous estimates. Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of currently producing oil and gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

     The following is a summary of the pro forma standardized measure of discounted cash flows for Magnum Hunter and Prize combined related to the proved oil and gas reserves. For these calculations, estimated future cash flows from estimated future production or proved reserves were computed using oil and gas prices as of December 31, 2000. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic life of the properties, and costs were not escalated for the future. The information presented below should not be viewed as an estimate of the fair value of the acquired interests, nor should it be considered indicative of any future trends.

                                                            DECEMBER 31, 2000
                                                  -------------------------------------
                                                                             PRO FORMA
                                                    MAGNUM                    MAGNUM
                                                    HUNTER       PRIZE        HUNTER
                                                  ----------   ----------   -----------
                                                             (IN THOUSANDS)
Future cash inflows.............................  $2,685,776   $4,002,437   $ 6,688,213
Future production costs.........................    (559,596)    (902,008)   (1,461,604)
Future development costs........................     (84,158)    (124,384)     (208,542)
                                                  ----------   ----------   -----------
Future net cash flows, before income tax........   2,042,022    2,976,045     5,018,067
Future income taxes.............................    (607,407)    (952,242)   (1,559,649)
                                                  ----------   ----------   -----------
Future net cash flows...........................   1,434,615    2,023,803     3,458,418
Discounts of future net cash flows at 10% per
  annum.........................................    (629,692)    (902,458)   (1,532,150)
                                                  ----------   ----------   -----------
Standardized measure of discounted future net
  cash flows....................................  $  804,923   $1,121,345   $ 1,926,268
                                                  ==========   ==========   ===========

                              PLAN OF DISTRIBUTION

     The common stock covered by this document may be sold from time to time by the Selling Stockholders, or by their donees or pledgees selling shares received after the date of this document, subject to certain restrictions, on any stock exchange or automated interdealer quotation system on which the shares are listed, in privately negotiated transactions or otherwise. The shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices that may be changed or at prices otherwise negotiated. The common stock may be sold by one or more of the following methods, without limitation:

     - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this document;

     - an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed (the common stock is currently listed on the American Stock Exchange under the symbol "MHR");

     - ordinary brokerage transactions and transactions in which the broker solicits purchases;

     - privately negotiated transactions;

     - short sales;

     - through the writing or settlement of put or call options, whether or not the options are listed on an options exchange, by means of the establishment or settlement of other hedging transactions, including forward sale transactions, and through the loan of the shares to brokers or dealers who are counterparties to hedging transactions, whereby such brokers or dealers may sell the shares so borrowed into the public market;

     - through the distribution of the shares by any Selling Stockholder to its partners, members, beneficiaries or stockholders;

     - one or more underwritten offerings on a firm commitment or best efforts basis; and

     - any combination of any of these methods of sale.

     The Selling Stockholders may also transfer the shares by gift. We do not know of any arrangements by the Selling Stockholders for the sale of any of the shares.

     The Selling Stockholders may effect sales transactions by selling the common stock directly to purchasers or through or to brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders, and/or from the purchasers of the common stock for whom they may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). Any brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers or dealers may act as principals, or as an agent of a Selling Stockholder. Broker-dealers may agree with a Selling Stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a Selling Stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

     Upon our being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of any of the common stock offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required a prospectus supplement will be filed that will set forth the specific shares to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from the Selling Stockholders and any discounts, commission or concessions allowed or reallowed or paid to dealers. In addition, upon our being notified that a donee or pledgee intends to sell more than 500 shares, if required a supplement to this prospectus will be filed.

     Any of the shares covered by this document which qualify for sale pursuant to Rules 144 and 145 under the Securities Act of 1933 may be sold under those rules rather than pursuant to this document.

     We cannot assure you that the Selling Stockholders will sell any or all of the common stock offered by them under this document.

     A Selling Stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that Selling Stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A Selling Stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this document (as supplemented or amended to reflect such transaction). In addition, a Selling Stockholder may, from time to time, sell the shares short, and, in those instances, this document may be delivered in connection with the short sales and the shares offered under this document may be used to cover short sales. A Selling Stockholder may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this document (if required, as supplemented or amended to reflect such transaction).

     We will pay all fees and expenses incident to the preparation and filing of the registration statement and this document, including legal and accounting fees and expenses and any printing expenses, except for transfer taxes payable on the sale of the common stock and the fees and expenses of Selling Stockholders' counsel and accountants. All underwriting discounts and any selling commissions payable with respect to sales of the common stock will be paid by the Selling Stockholders. We will receive no part of the proceeds from sales of the common stock. We intend to keep the registration statement effective until the earlier of the date that all the shares covered by the registration statement have been disposed of, or all restrictions on the transfer of the shares under applicable securities laws have lapsed.

     The Selling Stockholders and any broker-dealer acting in connection with the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act. We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M promulgated by the SEC may apply to their sales in the market and have informed them that they will be subject to the prospectus delivery requirements of the Securities Act which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. The Selling Stockholders may agree to indemnify any agent, broker or dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities under the Securities Act. We have agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act from sales of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our common stock, preferred stock, articles of incorporation and bylaws is a summary only and is subject to the complete text of our articles of incorporation, bylaws and rights agreement. You are encouraged to read those documents carefully.

COMMON STOCK

     We are authorized to issue up to 200,000,000 shares of common stock, par value $0.002 per share. As of March 1, 2002, 35,972,484 shares were issued and outstanding, and 5,849,133 shares were reserved for issuance upon the exercise of certain outstanding warrants and options. An additional 34,062,963 shares of our common stock are being issued to the former Prize stockholders as consideration for the merger. The holders of our common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available for payment. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, and no shares of our common stock are subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of Magnum Hunter, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of our common stock. Holders of our common stock do not have cumulative voting rights, so that holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members of our board of directors.

PREFERRED STOCK

     Under our articles of incorporation, as amended, our board of directors has the power, generally without further action by the holders of our common stock, to issue up to 10,000,000 shares of preferred stock, par value $.001, in one or more series as designated by our board of directors and to designate the relative rights and preferences of our preferred stock. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interest of the holders of our common stock or other series of our preferred stock. The preferred stock will, when issued, be fully paid and non-assessable.

     Of the 10,000,000 shares of $.001 par value preferred stock Magnum Hunter is authorized to issue, 216,000 shares have been designated as Series A Preferred Stock, 925,000 shares have been designated as Series B Preferred Stock, 625,000 shares have been designated as Series C Preferred Stock, 1,000,000 shares have been designated as 1996 Series A Convertible Preferred Stock and 50,000 shares have been designated as 1999 Series A 8% Convertible Preferred Stock, although only the 1996 Series A Convertible Preferred Stock was outstanding as of March 13, 2002. In connection with our stockholders' rights plan, the board of directors also designated 500,000 shares of preferred stock as 1998 Series A Junior Participating Preferred Stock upon certain triggering events under our stockholder rights plan.

     As of March 13, 2002, there were outstanding 1,000,000 shares of our 1996 Series A Convertible Preferred Stock, all of which were held by our subsidiary, Bluebird Energy, Inc. The shares have a stated and liquidation value of $10.00 per share and pay a fixed annual cumulative dividend of 8.75% payable quarterly in arrears. The shares are convertible into shares of our common stock at a conversion price of $5.25 per share, subject to adjustments. We have an option to exchange these shares into convertible subordinated debentures of equivalent value. The holders of these shares also have the right to require us to redeem all or any part of the shares upon certain sales of all or substantially all of our assets or upon changes in control. The holders of these shares are entitled, on all matters submitted for a vote of the holders of shares of common stock, to an as-converted number of votes.

     The issuance of additional preferred stock may have the effect of delaying or preventing a change in control of Magnum Hunter without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of our common stock. In certain circumstances, the issuance of preferred stock could depress the market price of our common stock. The board of directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a certificate of designation defining the rights and preferences of such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies may be obtained from Magnum Hunter.

WARRANTS

     Outstanding warrants covering an aggregate of 644,749 shares of our common stock were issued to our officers and directors with an exercise price of $6.75 per share and expiring year-end 2003. We have approved the distribution to our stockholders of record on January 10, 2002 warrants to purchase 7,228,457 shares of our common stock at an exercise price of $15.00 per share and expiring three years from the date of distribution.

     In connection with our merger with Prize, 11,811,073 Prize warrants remain outstanding and are exercisable for up to a total of 4,218,241 shares of our common stock and an amount of cash equal to $8.8 million or 2.5 shares of our common stock and $5.20 for every seven warrants exercised. These warrants are exercisable at an aggregate exercise price of $28.00 for every seven warrants and expire November 1, 2002. Additionally, Prize also had outstanding as of March 13, 2002, 150,000 warrants exercisable for up to 53,573 shares of our common stock. As a result of the merger with Prize, each of these additional 150,000 warrants became exercisable for the merger consideration consisting of
2.5 shares of Magnum Hunter common stock plus $5.20. These warrants have an adjusted exercise price of approximately $2.585 per warrant, or an aggregate exercise price of $18.097 for the merger consideration attributable to one share of Prize common stock, and expire on June 30, 2002.

ANTI-TAKEOVER PROVISIONS

     Some provisions in our articles of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

     BLANK CHECK PREFERRED STOCK. Our articles of incorporation authorize blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to the preferred stock and can issue the stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

     STOCKHOLDERS' RIGHTS PLAN. We have a stockholders' rights plan which was adopted in 1998. Under this plan, one right is attached to each outstanding share of common stock. The rights are exercisable only if a person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of our outstanding common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of our common stock, a so-called "acquiring person." Each right entitles the registered holder to purchase from us one one-hundredth of a share of 1998 Series A Junior Participating Preferred Stock at an exercise price of $35. The existence of the rights may, under some circumstances, render more difficult or discourage attempts to acquire us. In conjunction with the entering into the merger agreement with Prize, we amended our rights plan so that Natural Gas Partners V, L.P. will not be an acquiring person under this plan upon its acquisition of more than 15% of our common stock pursuant to the merger agreement.

INDEMNIFICATION

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Magnum Hunter pursuant to the foregoing provisions or otherwise, Magnum Hunter has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed under the Securities Act and is, therefore, unenforceable.

     Some provisions in our articles of incorporation and bylaws may encourage persons considering

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated balance sheets of Magnum Hunter and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Prize and its subsidiaries as of December 31, 2000 and 1999, the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the period from inception (January 15, 1999) to December 31, 1999 and the statement of revenue and direct operating expenses for the producing properties acquired by Prize from Pioneer Natural Resources USA, Inc. for the year ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, as stated in their reports, which are incorporated by reference in this document and have been so incorporated in reliance on the reports of such firm, given upon their authority as experts in accounting and auditing.

     The estimated reserve evaluations and related calculations for Magnum Hunter of DeGolyer and MacNaughton, Ryder Scott Company, L.P. and Cawley Gillespie & Associates, Inc., each independent petroleum engineering consultants, included or incorporated by reference in this document have been included or incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

     The estimates of Prize's historical proved oil and natural gas reserves were prepared by Prize as of December 31, 2000, 75% of the PV-10 value of which has been audited by Netherland, Sewell & Associates, Inc., independent petroleum engineering consultants.

                    IF YOU WOULD LIKE ADDITIONAL INFORMATION

     Federal securities law requires Magnum Hunter, and required Prize, to file information with the SEC concerning their respective business and operations. Accordingly, Magnum Hunter files, and Prize filed, annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by Magnum Hunter and Prize at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. These SEC filings are also available to the public on the SEC's web site at: http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, New York 10006.

     Magnum Hunter has filed with the SEC a registration statement on Form S-3. This document is a part of the registration statement. As allowed by the SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information with respect to Magnum Hunter, Prize, the Magnum Hunter common stock and related matters, you should consult the registration statement and its exhibits. Statements contained in this document concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for additional information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     The rules and regulations of the SEC permit the information Magnum Hunter files, and Prize filed, with the SEC to be "incorporated by reference." This means that Magnum Hunter can disclose important information to you by referring you to the other information Magnum Hunter and Prize have filed with the SEC. The information that has been incorporated by reference is considered to be part of this document. Information that Magnum Hunter files later with the SEC will automatically update and supersede this information.

     The documents listed below and any filings Magnum Hunter will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act following the date of this document are incorporated by reference:

     For Magnum Hunter:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the period ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on May 16, 2001, October 9, 2001, December 27, 2001, February 19, 2002, March 1, 2002 and March 14, 2002.

     For Prize:

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     - Quarterly Reports on Form 10-Q for the periods ended March 31, 2001, June 30, 2001 and September 30, 2001; and

     - Current Reports on Form 8-K filed with the SEC on December 27, 2001 and March 1, 2002.

     You can request a free copy of the above filings or any filings subsequently incorporated by reference into this document by writing or calling:

       Magnum Hunter Resources, Inc.
       600 East Las Colinas Boulevard, Suite 1100
       Irving, Texas 75039
       Attention: Michael P. McInerney, Vice President, Development & Investor Relations

     Telephone requests may be directed to (972) 401-0752.

     Magnum Hunter has not authorized anyone, including any salesman or broker, to give any information or make any representation that differs from or adds to the information in this document or in the documents that Magnum Hunter files, or Prize filed, publicly with the SEC. Therefore, you should not rely upon any information that differs from or is in addition to the information contained in this document or in the documents that Magnum Hunter files, or Prize filed, publicly with the SEC.

     As you read the above documents, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this prospectus, you should rely on the statements made in the most recent document.

     This document is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this document is correct only as of the date of this document, regardless of the time of the delivery of this document or any sale of these securities.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this document in any such jurisdiction. Persons who come into possession of this document in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this document applicable in the jurisdiction.

                        COMMONLY USED OIL AND GAS TERMS

     As used in this document:

     - "Mcf" means thousand cubic feet;

     - "MMcf" means million cubic feet;

     - "Bcf" means billion cubic feet;

     - "Bbl" means barrel;

     - "MBbls" means thousand barrels;

     - "MMBbls" means million barrels;

     - "BOE" means barrel of oil equivalent;

     - "MMBOE" means million barrels of oil equivalent;

     - "Btu" or "British Thermal Unit" means the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit;

     - "MMBtu" means million British Thermal Units;

     - "Mcfe" means thousand cubic feet of natural gas equivalent;

     - "MMcfe" means million cubic feet of natural gas equivalent; and

     - "Bcfe" means billion cubic feet of natural gas equivalent.

     Natural gas equivalents and crude oil equivalents are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids. All estimates of reserves, unless otherwise noted, are reported on a "net" basis. Information regarding production, acreage and numbers of wells is set forth on a gross basis, unless otherwise noted.

     - "Proved reserves" means the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

          (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes

             (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

             (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

          (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:

             (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

             (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

             (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

             (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - "PV-10" means the pre-tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of 10% and assuming continuation of existing economic conditions.

     - "Proved developed oil and gas reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     - "Proved undeveloped reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     - "Reserve Life" is an estimate of the productive life of a proved reservoir and for purposes of this document is calculated by dividing the proved reserves (on an Mcfe basis) at the end of the period by historical production volumes for the prior 12 months.

     - "Standardized Measure of Discounted Future Net Cash Flows" means PV-10 after income taxes.

                              [MAGNUM HUNTER LOGO]

        FOR MORE INFORMATION REGARDING               FOR GENERAL INFORMATION REGARDING
            THIS OFFERING CONTACT:                         MAGNUM HUNTER CONTACT:
        ------------------------------               ---------------------------------
              Morgan F. Johnston                            Michael P. McInerney
Vice President, General Counsel and Secretary      Vice President, Development & Investor
    600 East Las Colinas Blvd., Suite 1100                       Relations
             Irving, Texas 75039                   600 East Las Colinas Blvd., Suite 1100
                (972) 401-0752                              Irving, Texas 75039
                                                               (972) 401-0752

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with this Registration Statement. We will pay all expenses of this offering. All such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Securities and Exchange Commission filing fee...............   $ 11,570
Printing fees and expenses..................................   $ 25,000
Legal fees and expenses.....................................   $ 25,000
Blue sky fees and expenses..................................   $  1,000
Miscellaneous...............................................   $     30
  TOTAL:....................................................   $ 62,600
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation Law of Nevada generally limits the liability of directors and officers for breach of fiduciary duty to those circumstances involving intentional misconduct, fraud or knowing violations of law. Therefore, a director or officer cannot be held liable for damages to Magnum Hunter or its stockholders for gross negligence or lack of due care in carrying out his or her fiduciary duties as a director or officer. Nevada law, with certain exceptions, permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

     Magnum Hunter maintains in effect directors and officers liabilities insurance providing customary coverage for its directors and officers against losses resulting from wrongful acts committed by them in their capacities as directors and officers of Magnum Hunter.

ITEM 16. EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1*      Registration Rights Agreement by and among Magnum Hunter,
          Pintail Energy, Inc. and the Selling Stockholders
5.1*      Opinion of Fulbright & Jaworski L.L.P.
23.1      Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
          5.1)
23.2*     Consent of Deloitte & Touche LLP
23.3*     Consent of Ernst & Young LLP
23.4*     Consent of Ryder Scott Company, L.P.
23.5*     Consent of DeGolyer and MacNaughton
23.6*     Consent of Cawley Gillespie & Associates, Inc.
23.7*     Consent of Netherland, Sewell & Associates, Inc.
24.1      Powers of Attorney (included on signature page)

---------------

* filed herewith

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it is declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Irving, State of Texas, on March 19, 2002.

                                          MAGNUM HUNTER RESOURCES, INC.
                                          (Registrant)

                                          By:       /s/ GARY C. EVANS
                                            ------------------------------------
                                                       Gary C. Evans,
                                             Chairman of the Board, President,
                                            Chief Executive Officer and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gary C. Evans, Chris Tong and Morgan F. Johnston his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-3 under the Securities Act, as amended, including any amendment or amendments relating thereto (and, in addition, any Registration Statement filed pursuant to Rule 462(b) under the Securities Act, as amended, for the offering to which this Registration Statement relates), with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

                                                     Chairman of the Board, President,    March 19, 2002
 ------------------------------------------------       Chief Executive Officer and
                  Gary C. Evans                        Director (Principal Executive
                                                                  Officer)


                                                      Senior Vice President and Chief     March 19, 2002
 ------------------------------------------------       Financial Officer (Principal
                    Chris Tong                               Financial Officer)


                                                          Vice President and Chief        March 19, 2002
 ------------------------------------------------      Accounting Officer (Principal
                 David S. Krueger                           Accounting Officer)


                                                                  Director                March 19, 2002
 ------------------------------------------------
                Gerald W. Bolfing

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----


                                                                  Director                March 19, 2002
 ------------------------------------------------
                    Jerry Box


                                                                  Director                March 19, 2002
 ------------------------------------------------
                    Jim Kneale


                                                                  Director                March 19, 2002
 ------------------------------------------------
              James R. Lattimer III


                                                                  Director                March 19, 2002
 ------------------------------------------------
                  Robert Kelley


                                                                  Director                March 19, 2002
 ------------------------------------------------
                 Matthew C. Lutz


                                                                  Director                March 19, 2002
 ------------------------------------------------
               John H. Trescot, Jr.


                                                                  Director                March 19, 2002
 ------------------------------------------------
                 James E. Upfield

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
4.1*      Registration Rights Agreement by and among Magnum Hunter,
          Pintail Energy, Inc. and the Selling Stockholders
5.1*      Opinion of Fulbright & Jaworski L.L.P.
23.1      Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
          5.1)
23.2*     Consent of Deloitte & Touche LLP
23.3*     Consent of Ernst & Young LLP
23.4*     Consent of Ryder Scott Company, L.P.
23.5*     Consent of DeGolyer and MacNaughton
23.6*     Consent of Cawley Gillespie & Associates, Inc.
23.7*     Consent of Netherland, Sewell & Associates, Inc.
24.1      Powers of Attorney (included on signature page)

---------------

* filed herewith